

**Global Self Storage
2023 Annual Report**

Annual Total Revenues

$millions



2020	2021	2022	2023
$9.2M	$10.5M	$11.9M	$12.2M

Up 9.9% CAGR 2020-2023

Diverse Leasing Options



Outdoor Storage Boats/Cars/RVs 8%

Climate-Controlled Storage 33%

Traditional Indoor Storage 59%

Traditional Indoor Storage includes non-storage space, as of Dec. 31, 2023.

Expanding National Presence



Rochester, NY
W. Henrietta, NY
Millbrook, NY
Clinton, CT
Bolingbrook, IL
Merrillville, IN
Dolton, IL
Lima, OH
Fishers, IN
Sadsburyville, PA
Edmond, OK
Summerville I & II, SC

Facilities	13
Units	7,039
Leasable Sq. Ft.	967,337

● Owned Properties
● 3rd Party Managed Properties

Facility data as of December 31, 2023. Includes outside parking (RV, boat, auto), retail, office and commercial space.

Total Annualized Revenue per Leased Sq Ft
Same-Store Average Tenant Duration of Stay



2022	2023	2022	2023
$15.95	$16.34	~3.3	~3.4

Up 2.4%

Up 3.0%

Total Annualized Revenue per Leased Sq Ft

Same-Store Average Tenant Duration of Stay

Same-store average tenant duration of stay at 12/31/23 was ~3.4 years up from ~3.3 years at 12/31/22



Dear Fellow Stockholders,

In 2023, we delivered the highest total revenues in our history despite a competitive move-in rate environment and weakened demand due to a slowdown in the housing market and general economic headwinds.

Our operational excellence enabled our team to finish the year strong, with a record-high same-store revenue per leased square foot, solid occupancy, and a peer leading average tenant duration of stay.

Key milestones we achieved in 2023 include:

- Record-high total revenues of $12.2 million with year-over-year growth of 2.1%.

- Net income of $2.9 million, up from $2.1 million last year.

- Record-high same-store revenue per leased square foot, which increased 2.4% to $16.34.

- FFO of $4.2 million or $0.38 per diluted share.

- AFFO of $4.4 million or $0.40 per diluted share.

- Maintained and covered our annual dividend of $0.29 per common share.

- Peer leading average tenant duration of stay of 3.4 years.

- Maintained strong same-store occupancy at 89.3% as of year end as we optimized rental revenue.

- Maintained disciplined approach to acquisitions as volatility in the capital markets created dislocation in the property transaction market.

- Strong balance sheet comprised of $24.3 million in capital resources for executing our strategic business plan.

Balanced Marketing Approach

Our strong occupancy rate at the end of the year was a result of our balanced approach of both digital and local marketing that is designed to attract high-quality tenants who are less price sensitive and stay for a longer duration. Our local marketing includes



Same-Store Revenue & NOI Growth Since REIT Inception

distribution of flyers, LED reader boards, word of mouth referrals, and participation in community programs.

Our success with this approach resulted in a record average tenant duration of stay, reaching a peer-leading 3.4 years at year end. Occupancy at our West Henrietta facility, in particular, increased nine percentage points to 88.6% at December 31, 2023 compared to December 31, 2022.

We have also seen some 'green shoots' in demand for 2024. Since the beginning of the year, our average same-store occupancy companywide has increased 2.8% to 93.5% as of April 15, 2024.

We believe that newly generated demand from our marketing efforts will help maintain our occupancy levels and strengthen our pricing power. This outlook is supported by our local marketing and targeted digital ad campaigns that we believe are more effective and better utilized than our competitors in the markets where we operate.

We have also strengthened other aspects of our operations in 2023. We relaunched our website and initiated various programs to assist us in lead conversion. Our new website features an enhanced user interface designed for better engagement and spotlights our now more than 2,900 tenant reviews. These reviews are a tremendous brand asset, with many of our properties having hundreds of Google reviews and a combined average rating of more than 4.8 out of 5 stars.

Strategic Business Plan

Our objective is to grow and increase the company's value over time for the benefit of our stockholders.

To this end, we will continue to execute our strategic business plan, which includes funding acquisitions, either directly or through joint ventures, and undertaking expansion projects at our existing properties.

Our board of directors regularly reviews this strategic business plan, with topics and metrices that include capital formation, debt versus equity ratios, dividend policy, use of capital and debt, FFO and AFFO performance, and optimal cash levels.

We believe our continued operational performance and growing capital resources position us well to advance our strategic business plan.

Poised for Growth

In 2023, we maintained a disciplined approach to acquisitions. This allowed us to conserve capital resources for deployment when there is more opportunity to find investments with attractive risk-adjusted returns that fit our portfolio strategy.

We anticipate the heightened competitive pricing environment to persist for the foreseeable future, with continued pressure on move-in rates. We are addressing these challenges with marketing aimed at attracting high-quality tenants, while also implementing expense control measures amidst ongoing inflationary conditions.

To be sure, these challenges are not unique to us but are industry wide. However, such conditions may create favorable acquisition opportunities for which we are well-positioned to pursue.

Supported by our robust financial position, and in line with our strategic business plan, we are actively pursuing self-storage property acquisitions in select regions across the United States—particularly where supply growth is limited and there is less competition from other professionally managed operators.

Looking Ahead

As we progress through the year, we expect our performance to continue to benefit from our revenue rate management program, enhanced website, and various marketing initiatives.



Global Self Storage – Sadsburyville, PA

Our commitment to offering a seamless, secure, and customer-centric experience remains unwavering, since we believe this helps us attract those high-quality, extended stay tenants. Our comprehensive marketing strategies and the potential for growth through acquisitions make us confident that our professional management will continue to build long-term stockholder value.

On behalf of our senior management team and board of directors, I wish to extend our deepest gratitude to our employees in the field whose hard work and commitment to excellence helped make 2023 a record-breaking year for Global Self Storage.

We also want to express our appreciation to our valued stockholders, the large majority of which are retail investors, for their continued support as we eagerly pursue the many opportunities ahead.

Our shared enthusiasm and commitment to executing our strategic business plan is evidenced by the fact that our directors, employees, and affiliates collectively own approximately 9.1% of the company's outstanding shares.

Sincerely,

Mark Winmill
Chairman of the Board
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number: 001-12681

GLOBAL SELF STORAGE, INC.
(Exact name of registrant as specified in its charter)

Maryland	**13-3926714**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

Global Self Storage, Inc.
3814 Route 44

Millbrook, NY 12545

(212) 785-0900
(Address, including zip code, and telephone number, including area code, of Company's principal executive offices)

Donald Klimoski II, Esq.
Global Self Storage, Inc.
3814 Route 44

Millbrook, NY 12545
(212) 785-0900
(Address of principal executive officers, including zip code, and telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of exchange on which registered or to be registered**
Common Stock, $0.01 par value	**SELF**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive o cers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the common stock held by non-affiliates of the registrant was $52,290,789 based upon the closing price of the shares on the Nasdaq Capital Market on June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter. This calculation does not reflect a determination that persons whose shares are excluded from the computation are affiliates for any other purpose.

The number of shares outstanding of the registrant's common stock, par value $0.01 per share, as of March 15, 2024, was 11,146,179.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be issued in connection with the registrant's annual stockholders' meeting to be held in 2024 are incorporated by reference into Part III of this Annual Report on Form 10-K.

Auditor Firm Id:	49	Auditor Name:	RSM US LLP	Auditor Location:	Blue Bell, Pennsylvania, United States

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Table of Contents

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STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information presented in this Annual Report on Form 10-K (this "annual report") may contain "forward-looking statements" within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the Company's plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, and other information that is not historical information. In some cases, forward-looking statements can be identified by terminology such as "believes," "plans," "intends," "expects," "estimates," "may," "will," "should," or "anticipates," or the negative of such terms or other comparable terminology, or by discussions of strategy. All forward-looking statements made by the Company involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Company, which may cause the Company's actual results to be materially different from those expressed or implied by such statements. The Company may also make additional forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by the Company or on its behalf, are also expressly qualified by these cautionary statements. All forward-looking statements, including without limitation, the Company's examination of historical operating trends and estimates of future earnings, are based upon the Company's current expectations and various assumptions. The Company's expectations, beliefs and projections are expressed in good faith and it believes there is a reasonable basis for them, but there can be no assurance that the Company's expectations, beliefs and projections will result or be achieved. All forward-looking statements apply only as of the date made. Except as required by law, the Company undertakes no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this report. Any forward-looking statements should be considered in light of the risks referenced in "Item 1A. Risk Factors" and in our other filings with the Securities and Exchange Commission (the "SEC"). Such factors include, but are not limited to:

- **general risks associated with the ownership and operation of real estate, including changes in demand, risks related to redevelopment (including expansion) of self storage properties, potential liability for environmental contamination, natural disasters and adverse changes in tax, real estate and zoning laws and regulations;**

- **risks associated with downturns in the national and local economies in the markets in which we operate, including risks related to current economic conditions and the economic health of our customers;**

- **the impact of competition from new and existing self storage and commercial properties and other storage alternatives;**

- **difficulties in our ability to successfully evaluate, finance, integrate into our existing operations, and manage acquired and redeveloped properties;**

- **risks related to our redevelopment of properties and expansions and related lease up at our existing properties and/or participation in joint ventures;**

- **risks of ongoing litigation and other legal and regulatory actions, which may divert management's time and attention, require us to pay damages and expenses or restrict the operation of our business;**

- **the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing the environment, taxes and our tenant reinsurance business and real estate investment trusts ("REITs"), and risks related to the impact of new laws and regulations;**

- **risk of increased tax expense associated either with a possible failure by us to qualify as a REIT, or with challenges to intercompany transactions with our taxable REIT subsidiaries;**

- **changes in federal or state tax laws related to the taxation of REITs, which could impact our status as a REIT;**

- **increases in taxes, fees and assessments from state and local jurisdictions;**

- **security breaches or a failure of our networks, systems or technology;**

- **our ability to obtain and maintain financing arrangements on favorable terms;**

- **market trends in our industry, interest rates, the debt and lending markets or the general economy;**

- **the timing of acquisitions and our ability to execute on our acquisition pipeline;**

- **general volatility of the securities markets in which we participate;**

- **changes in the value of our assets;**

- **changes in interest rates and the degree to which our hedging strategies may or may not protect us from interest rate volatility;**

- **increasing inflation;**

- **our ability to continue to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes;**

- **availability of qualified personnel;**

- **difficulties in raising capital at a reasonable cost;**

- **fiscal policies or inaction at the U.S. federal government level, which may lead to federal government shutdowns or negative impacts on the U.S economy;**

- **estimates relating to our ability to make distributions to our stockholders in the future; and**

- **economic uncertainty due to the impact of terrorism, infectious or contagious diseases or pandemics, or war.**

RISK FACTOR SUMMARY

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized in Item 1A, "Risk Factors" included in this report. These risks include, but are not limited to, the following:

Risks Related to our Self Storage Properties and our Business

- Adverse economic or other conditions in the markets in which we do business and more broadly could negatively affect our occupancy levels and rental rates and therefore our operating results.

- Our storage leases are relatively short-term in nature, which exposes us to the risk that we may have to re-lease our units and we may be unable to do so on attractive terms, on a timely basis or at all.

- Our property taxes could increase due to various reasons, including a reassessment, which could adversely impact our operating results and cash flow.

- We face competition from other self storage properties, which may adversely impact the markets in which we invest and in which our self storage properties operate.

- Rental revenues are significantly influenced by demand for self storage space generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio or if we owned a larger number of self storage properties.

- We may acquire properties subject to liabilities which may adversely impact our operating results.

- Our investments in redevelopment projects may not yield anticipated returns which could adversely impact our economic performance.

- We may be unable to make distributions in the future, maintain our current level of distributions or increase distributions over time.

- We rely on information technology in our operations, and any material failure, inadequacy, interruption or security breach through cyber-attacks, cyber-intrusions, or other methods could disrupt our information technology networks and related systems and harm our business.

- Major public health issues and related disruptions in the U.S. and global economy and financial markets could adversely impact or disrupt our financial condition and results of operations.

Risks Related to Our Debt Financings

- We depend on external sources of financing that are outside of our control, which could adversely affect our ability to acquire or redevelop properties, satisfy our debt obligations and/or make distributions to stockholders.

- The terms and covenants relating to our indebtedness could adversely impact our economic performance.

Risks Related to Our Qualification as a REIT

- Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of operating cash flow available for distribution to stockholders.

- To maintain our REIT qualification, we may be forced to borrow funds during unfavorable market conditions.

- Failure to make required distributions would subject us to tax, which would reduce the operating cash flow available for distribution to stockholders.

- We may not have cash available to make distributions.

Risks Related to Our Common Stock

- The future sales of shares of our common stock may depress the price of our common stock and dilute stockholders' beneficial ownership.

- Any future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

- The market price and trading volume of our common stock may vary substantially.

Item 1. Business.

General

Global Self Storage, Inc. (the "Company") is a self-administered and self-managed real estate investment trust ("REIT") that owns, operates, manages, acquires, and redevelops self storage properties ("stores" or "properties") in the United States. Our stores are designed to offer affordable, easily accessible, and secure storage space for residential and commercial customers. As of December 31, 2023, the Company owned and operated, or managed, through its wholly owned subsidiaries, thirteen stores located in Connecticut, Illinois, Indiana, New York, Ohio, Pennsylvania, South Carolina, and Oklahoma. The Company was formerly registered under the Investment Company Act of 1940, as amended (the "1940 Act") as a non-diversified, closed end management investment company. The Securities and Exchange Commission's ("SEC") order approving the Company's application to deregister from the 1940 Act was granted on January 19, 2016. On January 19, 2016, the Company changed its name to Global Self Storage, Inc. from Self Storage Group, Inc., changed its SEC registration from an investment company to an operating company reporting under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and listed its common stock on NASDAQ under the symbol "SELF".

The Company was incorporated on December 12, 1996 under the laws of the state of Maryland. The Company has elected to be treated as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). To the extent the Company continues to qualify as a REIT, it will not generally be subject to U.S. federal income tax, with certain limited exceptions, on its taxable income that is distributed to its stockholders.

Business Activities

As of December 31, 2023, the Company had 35 total employees and owned and operated, or managed, through its wholly owned subsidiaries, thirteen stores. As of December 31, 2023, these properties totaled 967,336 net leasable square feet and offered 7,039 storage units. In addition to traditional and climate-controlled units, many of the properties feature both covered and outside auto/RV/boat storage. The Company invests in stores by acquiring stores through its wholly owned subsidiaries and operates primarily in one segment: rental operations.

We continue to evaluate and enact a range of new initiatives and opportunities in order to help enable us to maximize our stores' financial performance and stockholder value. Our strategies in seeking to maximize our stores' financial performance and stockholder value include, among others, the following:

- continue to implement and refine our move-in rate management systems in seeking to maximize occupancies and thus revenue derived from our store portfolio;

- continue to implement and refine our proprietary existing tenant revenue rate management program in seeking to maximize revenue per leased square foot from our store portfolio;

- continue to implement and refine our digital, drive-by, and referral marketing programs in seeking to attract more and higher quality (e.g., credit card paying) customers to our stores at a lower net cost; and

- continue to pursue the acquisition of single stores and small portfolios that we believe can add stockholder value.

Our stores are generally located in densely populated and high traffic areas near major roads and highways. All of our stores display prominent road signage and most feature LED marquee boards describing the store features and move-in rent specials. Our stores are generally located in areas with strict zoning laws and attentive planning boards which make it difficult for our competition to develop new properties near ours. As we evaluate potential stores for acquisition, we seek stores in areas with these high barriers to entry.

Most of our stores compete with other well-managed and well-located competitors and we are subject to general economic conditions, particularly those that affect the spending habits of consumers and moving trends. Because we operate in competitive markets, often where self storage consumers have multiple stores from which to choose, such competition has affected and is likely to continue to affect our store results. We experience seasonal fluctuations in occupancy levels as well, with occupancy levels generally higher in the summer months due to increased moving activity. We believe that our centralized information networks, national telephone and online reservation system, the brand name "Global Self Storage," and our economies of scale help enable us to meet such challenges effectively.

In seeking to maximize the performance of our stores, we employ our proprietary revenue rate management program which help us to analyze, adjust, and set our move-in and existing tenant rental rates on a real-time basis across our portfolio. Among other technologies, we employ internet data scraping of our local competitors' move-in rental rates to help enable us to proactively respond and take advantage of changing market conditions across our store portfolio. Our operating results typically depend significantly on our ability to manage our storage units' rental rates, to respond in a timely manner to prospective tenant inquiries, and to lease available storage units, and on the ability of our tenants to make required storage unit rental payments.

We have registered the trademark and developed the brand "Global Self Storage." We have developed a corporate logo and have incorporated it on all of our on-site signage, advertising and other marketing materials. This branding process has included the creation and development of the www.GlobalSelfStorage.us website, whereby prospective customers can rent a storage unit or learn about the features of any of our self storage properties. We continue to develop the Global Self Storage internet presence through advertising and search engine optimization. We solicit tenant reviews for posting to the "Testimonials" section of our website and encourage others to view these reviews. We have found referrals of current tenants to be a reliable source of new tenants. Existing self storage customers may also pay their storage unit rent online through www.GlobalSelfStorage.us.

Attracting high quality, long-term tenants is a top priority for the Company and we strongly believe in tenant quality over tenant quantity. In our marketing efforts, we have seen success in our referral marketing program, through which our tenants may recommend Global Self Storage to their family, friends, and colleagues. We also believe our store managers' attention to detail – maintaining security, cleanliness, and attentive customer service – is essential to attracting high quality tenants.

Tenant leases at all of our stores are generally "month-to-month" leases. We seek to deliver at least 30 days' written notice of any rental rate change. Lease rates at each store may be set monthly, semi-annually, annually, or at any other time on a case-by-case basis as determined in the discretion of management. Tenants may be assessed late, administrative, and/or other fees. To date, none of the Company's stores have experienced any material delinquencies.

Each of our stores features a rental and payment center kiosk available 24 hours a day, seven days a week, where prospective tenants can rent a unit and current tenants can pay their rent. All of our stores have on-site property managers who are committed to delivering the finest customer service. We utilize a customer call center to handle telephone inquiries from current and prospective tenants whenever our store managers are not available. They can respond to questions about our properties and storage features, and book reservations. We seek to deliver convenience and high quality customer service to our tenants, as well as maintain clean and secure stores at all times.

Please refer to Item 7 herein for further discussion of, among other things, competitive business conditions, the Company's competitive position in the self storage industry, methods of competition, and the effect of existing or probable government regulations on the Company's business.

Our Acquisition Strategy

General

In our store acquisition strategy, we will seek to continue to focus on secondary and tertiary cities in the Mid-West, Northeast and Mid-Atlantic parts of the country where we believe there is relatively less self storage space per capita available, generally resulting in greater demand for available self storage square feet; where new self storage development and permitting through the local planning and zoning boards is typically more difficult to secure thus creating barriers to entry for new self storage competition; and where local new supply through new development is generally less prevalent.

We continue to review available acquisition opportunities with the awareness that changes in interest rates may impact our ability to obtain favorable rates for financing acquisitions. We will seek to continue to employ our strict acquisition underwriting standards and remain a disciplined buyer and only execute acquisitions where we believe that our management techniques and innovations can strengthen our portfolio and increase stockholder value. For future acquisitions, the Company may employ various financing and capital raising alternatives including, but not limited to, debt and/or equity offerings, credit facilities, mortgage financing, and joint ventures with third parties.

We conduct or obtain environmental assessments in connection with the acquisition or redevelopment of additional stores. Whenever the environmental assessment for one of our stores indicates that a store is impacted by soil or groundwater contamination from prior owners/operators or other sources, we will work with environmental consultants and where appropriate, state governmental agencies, to ensure that the store is either cleaned up, that no cleanup is necessary because the low level of contamination poses no significant risk to public health or the environment, or that the responsibility for cleanup rests with a third party.

We continue to actively review a number of store and store portfolio acquisition opportunities and have been working to further redevelop and expand our current stores. We did not complete any self storage property acquisitions in 2023.

Our Financing Strategy

Our financing strategy is to minimize the cost of our capital in order to maximize the returns generated for our stockholders. For future acquisitions, the Company may employ various financing and capital raising alternatives including, but not limited to, debt and/or equity offerings, credit facilities, mortgage financing, and joint ventures with third parties.

On June 24, 2016, certain wholly owned subsidiaries of the Company ("Term Loan Secured Subsidiaries") entered into a loan agreement and certain other related agreements (collectively, the "Term Loan Agreement") between the Term Loan Secured Subsidiaries and Insurance Strategy Funding IV, LLC (the "Term Loan Lender"). Under the Term Loan Agreement, the Term Loan Secured Subsidiaries borrowed from Term Loan Lender the principal amount of $20 million pursuant to a promissory note (the "Term Loan Promissory Note"). The Term Loan Promissory Note bears interest at a rate equal to 4.192% per annum and is due to mature on July 1, 2036. Pursuant to a security agreement (the "Term Loan Security Agreement"), the obligations under the Term Loan Agreement are secured by certain real estate assets owned by the Term Loan Secured Subsidiaries. J.P. Morgan Investment Management, Inc. acted as Special Purpose Vehicle Agent of the Term Loan Lender. The Company entered into a non-recourse guaranty (the "Term Loan Guaranty" and together with the Term Loan Agreement, the Term Loan Promissory Note and the Term Loan Security Agreement, the "Term Loan Documents") to guarantee the payment to the Term Loan Lender of certain obligations of the Term Loan Secured Subsidiaries under the Term Loan Agreement. We have used some of the proceeds from the Term Loan Agreement to acquire four self storage properties in 2016.

On December 20, 2018, certain of our wholly owned subsidiaries ("Credit Facility Secured Subsidiaries") entered into a revolving credit loan agreement (collectively, the "Credit Facility Loan Agreement") between the Credit Facility Secured Subsidiaries and TCF National Bank ("Credit Facility Lender"). Under the Credit Facility Loan Agreement, the Credit Facility Secured Subsidiaries may borrow from the Credit Facility Lender in the principal amount of up to $10 million pursuant to a promissory note (the "Credit Facility Promissory Note"). The Credit Facility Promissory Note bears an interest rate equal to 3.00% over the One Month U.S. Dollar London Inter-Bank Offered Rate and was due to mature on December 20, 2021. The obligations under the Credit Facility Loan Agreement are secured by certain real estate assets owned by the Credit Facility Secured Subsidiaries. We entered into a guaranty of payment on December 20, 2018 (the "Credit Facility Guaranty," and together with the Credit Facility Loan Agreement, the Credit Facility Promissory Note and related instruments, the "Credit Facility Loan Documents") to guarantee the payment to the Credit Facility Lender of certain obligations of the Credit Facility Secured Subsidiaries under the Credit Facility Loan Agreement. As described in more detail below, the Credit Facility Loan Agreement has been replaced in its entirety by the Amended Credit Facility Loan Agreement (as defined below) on July 6, 2021.

On December 18, 2019, we completed a rights offering whereby we sold and issued an aggregate of 1,601,291 shares of our common stock ("common stock") at the subscription price of $4.18 per whole share of common stock, pursuant to the exercise of subscriptions and oversubscriptions from our stockholders. We raised aggregate gross proceeds of approximately $6.7 million in the rights offering.

On May 19, 2020, an affiliate of the Company (the "Borrower") entered into a Paycheck Protection Program Term Note ("PPP Note") with Customers Bank on behalf of itself, the Company, and certain other affiliates under the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The Borrower received total proceeds of $486,602 from the PPP Note. On April 5, 2022, the Borrower was granted forgiveness of the entire PPP Note and any accrued interest. Upon forgiveness, the Company received $307,210 in cash from the Borrower, which was the amount attributable to the Company under the SBA's loan determination formula, and recorded a gain for such amount in its consolidated statements of operations and comprehensive income.

On June 25, 2021, we completed an underwritten public offering whereby we sold and issued an aggregate of 1,121,496 shares of our common stock at the price of $5.35 per share. Subsequently, the over-allotment option was exercised increasing the total number of shares sold and issued to 1,289,720. We raised aggregate gross proceeds of approximately $6.9 million in the public offering after giving effect to the exercise of the over-allotment option.

On July 6, 2021, certain wholly owned subsidiaries ("Amended Credit Facility Secured Subsidiaries") of the Company entered into a first amendment to the Credit Facility Loan Agreement (collectively, the "Amended Credit Facility Loan Agreement") between the Amended Credit Facility Secured Subsidiaries and The Huntington National Bank, successor by merger to TCF National Bank ("Amended Credit Facility Lender"). Under the Amended Credit Facility Loan Agreement, the Amended Credit Facility Secured Subsidiaries may borrow from the Amended Credit Facility Lender in the principal amount of up to $15 million, reduced to $14.75 million and $14.5 million in years 2 and 3, respectively, pursuant to a promissory note (the "Amended Credit Facility Promissory Note"). The Amended Credit Facility Promissory Note bears an interest rate equal to 3% plus the greater of the One Month U.S. Dollar London Inter-Bank Offered Rate or 0.25% and is due to mature on July 6, 2024. The Company is considering, among other things, refinancing or finding a suitable replacement for the revolving line of credit in light of its upcoming maturity. The publication of LIBOR ceased after June 30, 2023. The Amended Credit Facility Loan Agreement provides for a replacement index based on the Secured Overnight Financing Rate ("SOFR"). The interest rate on the Amended Credit Facility Promissory Note subsequent to June 30, 2023, is equal to 3% plus the greater of SOFR plus 0.11448% or 0.25%. As of December 31, 2023, the effective interest rate was 8.46%. The obligations under the Amended Credit Facility Loan Agreement are secured by certain real estate assets owned by the Amended Credit Facility Secured Subsidiaries. The Company entered into an amended and restated guaranty of payment on July 6, 2021 ("Amended Credit Facility Guaranty," and together with the Amended Credit Facility Loan Agreement, the Amended Credit Facility Promissory Note and related instruments, the "Amended Credit Facility Loan Documents") to guarantee the payment to the Amended Credit Facility Lender of certain obligations of the Amended Credit Facility Secured Subsidiaries under the Amended Credit Facility Loan Agreement. The Company and the Amended Credit Facility Secured Subsidiaries paid customary fees and expenses in connection with their entry into the Amended Credit Facility Loan Documents. The Company also maintains a bank account at the Amended Credit Facility Lender. As of December 31, 2023, we have not withdrawn proceeds under the Amended Credit Facility Loan Agreement. We currently intend to strategically withdraw proceeds available under the Amended Credit Facility Loan Agreement to fund: (i) the acquisition of additional self storage properties, (ii) expansions at existing self storage properties in our portfolio, and/or (iii) joint ventures with third parties for the acquisition and expansion of self storage properties.

On January 14, 2022, the Company entered into an At Market Offering Sales Agreement (the "Sales Agreement") with B. Riley Securities, Inc. (the "Agent") pursuant to which the Company may sell, from time to time, shares of the Company's common stock, par value $0.01 per share, having an aggregate offering price of up to $15,000,000, through the Agent. During the twelve months ended December 31, 2022, under the Sales Agreement, the Company sold and issued an aggregate of 373,833 shares of common stock and raised aggregate gross proceeds of approximately $2,272,628, less sales commissions of approximately $45,491 and other offering costs resulting in net proceeds of $2,008,436. There were no shares of common stock sold during the three and twelve months ended December 31, 2023 under the Sales Agreement.

Our Third-Party Management Platform

On October 23, 2019, we signed our first self storage client under our third-party management platform. As of December 31, 2023, the property, which was previously rebranded as "Global Self Storage," had 137,318-leasable square feet and was comprised of 619 climate-controlled and non-climate-controlled units located in Edmond, Oklahoma.

We may pursue third-party management opportunities of properties owned by certain affiliates or joint venture partners for a fee, and utilize such relationships with third-party owners as a source for future acquisitions and investment opportunities.

Regulation

General

Generally, self storage properties are subject to various laws, ordinances and regulations, including those relating to lien sale rights and procedures, public accommodations, insurance, and the environment. Changes in any of these laws, ordinances or regulations could increase the potential liability existing or created by tenants or others on our properties. Laws, ordinances, or regulations affecting development, construction, operation, upkeep, safety and taxation requirements may result in significant unanticipated expenditures, loss of self storage sites or other impairments to operations, which would adversely affect our cash flows from operating activities.

Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. For additional information on the ADA, see "Item 1A. Risk Factors—Risks Related to Our Business—Costs associated with complying with the ADA may result in unanticipated expenses."

Insurance activities are subject to state insurance laws and regulations as determined by the particular insurance commissioner for each state in accordance with the McCarran-Ferguson Act, as well as subject to the Gramm-Leach-Bliley Act and the privacy regulations promulgated by the Federal Trade Commission pursuant thereto.

Under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA"), and comparable state laws, we may be required to investigate and remediate regulated hazardous materials at one or more of our properties. For additional information on environmental matters and regulation, see "Item 1A. Risk Factors—Risks Related to Our Business—Extensive environmental regulation to which we are subject creates uncertainty regarding future environmental expenditures and liabilities."

Property management activities are often subject to state real estate brokerage laws and regulations as determined by the particular real estate commission for each state.

REIT Qualification

We have elected and we believe that we have qualified to be taxed as a REIT under the Code, commencing with our taxable year ended on December 31, 2013. We generally will not be subject to U.S. federal income tax on our net taxable income to the extent that we distribute annually all of our net taxable income to our stockholders and maintain our qualification as a REIT. We believe that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and we expect that our intended manner of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. To qualify, and maintain our qualification, as a REIT, we must meet on a continuing basis, through our organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we failed to qualify as a REIT. Even if we qualify for taxation as a REIT, we still may be subject to some U.S. federal, state and local taxes on our income or assets. In addition, subject to maintaining our qualification as a REIT, a portion of our business is conducted through, and a portion of our income is earned by, one or more taxable REIT subsidiaries ("TRSs"), which are subject to U.S. federal corporate income tax at regular rates. Distributions paid by us generally will not be eligible for taxation at the preferential U.S. federal income tax rates that currently apply to certain distributions received by individuals from taxable corporations, unless such distributions are attributable to dividends received by us from a TRS.

Competition

We compete with many other entities engaged in real estate investment activities for customers and acquisitions of self storage properties and other assets, including national, regional, and local owners, operators, and developers of self storage properties. We compete based on a number of factors including location, rental rates, security, suitability of the property's design to prospective tenants' needs, and the manner in which the property is operated and marketed. We believe that the primary competition for potential customers comes from other self storage properties within a three to five mile radius from our stores. We have positioned our properties within their respective markets as high-quality operations that emphasize tenant convenience, security, and professionalism.

We also may compete with numerous other potential buyers when pursuing a possible property for acquisition, which can increase the potential cost of a project. These competing bidders also may possess greater resources than us and therefore be in a better position to acquire a property.

Our primary national competitors in many of our markets for both tenants and acquisition opportunities include local and regional operators, institutional investors, private equity funds, as well as the other public self storage REITs. These entities also seek financing through similar channels to the Company. Therefore, we will continue to compete for investors in a market where funds for real estate investment may decrease.

Human Capital

We seek to create a diverse and inclusive work environment that values each employee's talents and contributions. Our success relies on the general professionalism of our property managers and staff which are contributing factors to our ability to successfully secure rentals, retain tenants and maintain clean and secure self storage properties. We seek to increase employee retention and well-being and our employees enjoy an attractive benefit package that includes medical, dental, vision, life insurance, 401(k) with matching employer contribution, cash bonuses, and long-term equity compensation. We offer competitive health benefits and encourage our employees to participate in employee health and wellness programs. We also offer individualized counseling to our employees to assist them with their journey towards better health.

We also seek to promote diversity among our employees and management team. As of December 31, 2023, approximately 40% of our non-store (including finance, human resources, accounting, tax, legal, and marketing, but excluding store-level operations) employees and independent contractors were women. As of December 31, 2023, we had 35 employees, which includes employees of our property management platform.

In order to attract and retain diverse top talent, we offer training and development opportunities for our employees. In 2023, we offered training and development for our employees, which included anti-harassment training, cybersecurity training, and site manager training. We value the safety of our employees and provide regular training for our employees to increase safety at our properties. During 2023, we continued to make masks and other personal protective equipment available to our employees.

Environmental, Social, and Governance

We are focused on building our company for the long-term to generate sustainable growth. To that end, we have established a cross-functional Environmental, Social, and Governance ("ESG") committee, comprised of management, responsible for establishing our sustainability priorities and objectives. Management regularly evaluates sustainability risks faced by our portfolio and believe the low obsolescence, geographic diversification, and low emissions of our portfolio help to mitigate those risks. Our ESG committee reports annually to our board of directors on the status of our ESG program, our progress against the goals we have set, and provides updates on the various initiatives we have undertaken to improve our sustainability.

A key area of focus from a sustainability perspective is minimizing the impact we make on the environment. Self-storage remains a low-environmental impact business as it consumes less energy and water while emitting fewer greenhouse gases than other real estate property types. We continue to look for ways to further reduce our low impact through a variety of initiatives including solar panel installations, HVAC upgrades, high-efficiency LED lighting retrofits, energy management systems, and paper reduction through our online rental platform. Also, in 2023, we continued to explore the installation of solar panels at our properties which we expect would reduce energy consumption and costs at such locations.

Climate Change and Environmental Stewardship

We are committed to managing climate-related risks and opportunities in relation to our business. This commitment is a key component of our recognition that we must operate in a responsible and sustainable manner that aligns with our long-term corporate strategy and promotes our best interests along with those of our stakeholders, including our tenants, investors, employees, and the communities in which we operate.

Our ESG committee guides our commitment to sustainability and has primary responsibility for climate-related activities. Our ESG committee reports annually to our board of directors, which oversees all of our sustainability initiatives.

We consider potential environmental impacts—both positive and negative—into our decision making across the business. The following features of our properties reflect our commitment to responsible environmental stewardship:

- *Low environmental impact.* Our properties have an inherently light environmental footprint that we further reduce through environmentally friendly capital initiatives.

- *Low obsolescence.* Our properties are expected to retain functional and physical usefulness over many decades. This contrasts with other real estate types that require frequent reinvestment (i.e., capital expenditures) to stay current with tenant preference, remain competitive with newer competition, offset heavier wear-and-tear by users, and maintain structural operating efficiency.

- *High structural resilience.* We operate our properties to avoid deferred maintenance, which may mitigate risks from rising water levels, changing temperatures, and natural disasters.

Available Information

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Additional information about the Company, not contained in this annual report or made a part hereof, may be found at www.GlobalSelfStorage.us. The information on our website is not intended to form a part of or be incorporated by reference into this annual report.

Item 1A. Risk Factors.

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, together with the other information contained in this annual report. Any of these risks described could materially adversely affect our business, financial condition, liquidity, results of operations, tax status or ability to make distributions to our stockholders. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If this were to happen, the price of our securities could decline significantly, and you could lose a part or all of your investment.

Risks Related to our Self Storage Properties and our Business

Adverse economic or other conditions in the markets in which we do business and more broadly could negatively affect our occupancy levels and rental rates and therefore our operating results.

Our operating results are dependent upon our ability to achieve optimal occupancy levels and rental rates at our self storage properties. Adverse economic or other conditions, such as during a government shutdown, in the markets in which we do business, may lower our occupancy levels and limit our ability to maintain or increase rents or require us to offer rental discounts. No single customer represents a significant concentration of our revenues. The following adverse developments, among others, in the markets in which we do business may adversely affect the operating performance of our properties:

- perceptions by prospective tenants of our self storage properties of the safety, convenience, and attractiveness of such properties and the areas in which they are located;

- industry slowdowns, relocation of businesses and changing demographics may adversely impact the markets in which we invest and in which our self storage properties operate;

- periods of economic slowdown or recession, rising interest rates, or declining demand for self storage or the public perception that any of these events may occur could result in a general decline in rental rates or new rentals or an increase in tenant defaults; and

- actual or perceived oversupply or declining demand for self storage in a particular area.

Our operations may be affected by general economic, political and market conditions.

Our operations may be affected by global and national economic, political and market conditions generally. Any of the following events could result in substantial impact to our business, financial condition, results of operations and cash flows:

- changes in global, national, regional or local economic, demographic or capital market conditions;

- a recession, slowdown or sustained downturn in the U.S. market, and to a lesser extent, the global economy (or any particular segment thereof);

- overall weakening of, or disruptions in, the financial markets;

- perceived or actual economic distress or failures of financial institutions;

- increases in interest rates, inflationary pressures;

- supply chain related disruptions, such as those caused by the recent COVID-19 pandemic;

- geopolitical challenges and uncertainties (including wars and other forms of conflict, terrorist acts and security operations), such as the ongoing conflict between Russia and Ukraine and the severe economic sanctions and export controls imposed by the U.S. and other governments against Russia and Russian interests, and the ongoing conflict between Israel and Hamas; and

- changes in government rules, regulations and fiscal policies, including increases in taxes, changes in zoning laws and increasing costs to comply with environmental laws.

All of these factors are beyond our control. Any negative changes in these factors could affect our business, financial condition, results of operations and cash flows.

Our storage leases are relatively short-term in nature, which exposes us to the risk that we may have to re-lease our units and we may be unable to do so on attractive terms, on a timely basis or at all.

If we are unable to promptly re-let our units or if the rates upon such re-letting are significantly lower than expected, then our business and results of operations would be adversely affected. Any delay in re-letting units as vacancies arise would reduce our revenues and harm our operating results. In addition, lower than expected rental rates upon re-letting could adversely affect our revenues and impede our growth.

Increases in taxes and regulatory compliance costs may reduce our income and adversely impact our cash flows.

Increases in income or other taxes generally are not passed through to tenants under leases and may reduce our net income, funds from operations ("FFO"), cash flows, financial condition, ability to pay or refinance our debt obligations, ability to make cash distributions to stockholders, and the trading price of our securities. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which could result in similar adverse effects.

Our property taxes could increase due to various reasons, including a reassessment, which could adversely impact our operating results and cash flow.

The value of our properties may be reassessed for property tax purposes by taxing authorities including as a result of the acquisition of new self storage properties. Accordingly, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past. Increases in property or other taxes generally are not passed through to tenants under leases and may reduce our results of operations and cash flow, and could adversely affect our ability to pay any expected dividends to our stockholders.

Increases in operating costs may adversely affect our results of operation and cash flow.

Increases in operating costs, including insurance costs, labor costs, utilities, capital improvements, real estate assessments and other taxes and costs of compliance with REIT requirements and with other laws, regulations and governmental policies could adversely affect our results of operation and cash flow.

We depend upon our on-site personnel to maximize tenant satisfaction at each of our properties, and any difficulties we encounter in hiring, training, and maintaining skilled field personnel may harm our operating performance.

We depend upon our on-site personnel to maximize tenant satisfaction at each of our properties, and any difficulties we encounter in hiring, training and maintaining skilled field personnel may harm our operating performance. The general professionalism of a site's managers and staff are contributing factors to a site's ability to successfully secure rentals and retain tenants. If we are unable to successfully recruit, train and retain qualified field personnel, our quality of service could be adversely affected, which could lead to decreased occupancy levels and reduced operating performance.

We face competition from other self storage properties, which may adversely impact the markets in which we invest and in which our self storage properties operate.

Increased competition in the self storage business has led to both pricing and discount pressures. This increased competition could limit our ability to increase revenues in the markets in which we operate. While some markets may be able to absorb an increase in self storage properties due to superior demographics and density, other markets may not be able to absorb additional properties and may not perform as well.

Rental revenues are significantly influenced by demand for self storage space generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio or if we owned a larger number of self storage properties.

Because our portfolio of properties consists of only self storage properties, we are subject to risks inherent in investments in a single industry. A decrease in the demand for self storage space would have a greater adverse effect on our rental revenues than it would if we owned a more diversified real estate portfolio. Demand for self storage space has been and could be adversely affected by ongoing weakness in the national, regional and local economies, changes in supply of, or demand for, similar or competing self storage properties in an area and the excess amount of self storage space in a particular market. To the extent that any of these conditions occur, they are likely to affect market rents for self storage space, which could cause a decrease in our rental revenue. Any such decrease could impair our operating results, ability to satisfy debt service obligations and ability to make cash distributions to our stockholders.

Further, currently we invest in a limited number of self storage properties. As a result, the potential effect on our financial condition, results of operations, and cash available for distribution to stockholders, resulting from poor performance at one or more of our self storage properties could be more pronounced than if we invested in a larger number of self storage properties.

We may not be successful in identifying and consummating suitable acquisitions, or integrating and operating acquired properties, which may adversely impact our growth.

We expect to make future acquisitions of self storage properties. We may not be successful in identifying and consummating suitable acquisitions that meet our criteria, which may impede our growth. We may encounter competition when we seek to acquire properties, especially for brokered portfolios. Aggressive bidding practices by prospective acquirers have been commonplace and this competition also may be a challenge for our growth strategy and potentially result in our paying higher prices for acquisitions including paying consideration for certain properties that may exceed the value of such properties. Should we pay higher prices for self storage properties or other assets, our potential profitability may be reduced. Also, when we acquire any self storage properties, we will be required to integrate them into our then existing portfolio. The acquired properties may turn out to be less compatible with our growth strategy than originally anticipated, may cause disruptions in our operations or may divert management's attention away from day-to-day operations, which could impair our results of operations. Our ability to acquire or integrate properties may also be constrained by the following additional risks:

- the inability to achieve satisfactory completion of due diligence investigations and other customary closing conditions;

- spending more than the time and amounts budgeted to make necessary improvements or renovations to acquired properties;

- the inability to build a captive pipeline of target properties that meet our rigorous underwriting standards;

- the inability to accurately estimate occupancy levels, rental rates, operating costs or costs of improvements to bring an acquired property up to the standards established for our intended market position; and

- encountering delays in the selection, acquisition, or redevelopment of self storage properties which could adversely affect returns to stockholders and stockholders could suffer delays in the distribution of cash dividends attributable to any such properties.

We may not be able to develop a captive pipeline of acquisition targets without the use of non-refundable deposits.

We may be required to use non-refundable deposits to develop a captive pipeline of acquisition targets. If we are unable to raise the capital necessary to consummate such acquisitions we may be forced to abandon all or some of the acquisitions and forfeit any non-refundable deposits. If this occurs, it could adversely impact our operating results and our ability to pay any expected dividends to our stockholders.

We may acquire properties subject to liabilities which may adversely impact our operating results.

We may acquire properties subject to liabilities without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by persons dealing with the former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties. The costs associated with these liabilities may adversely impact our operating results.

Our investments in redevelopment projects may not yield anticipated returns which could adversely impact our economic performance.

In deciding whether to redevelop a particular property, we make certain assumptions regarding the expected future performance of that property. These assumptions are inherently uncertain, and, if they prove to be wrong, then we may be subject to certain risks including the following:

- we may not complete redevelopment projects on schedule or within projected budgeted amounts;

- we may underestimate the costs necessary to bring a property up to the standards established for its intended market position;

- we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations;

- we may be unable to increase occupancy at a newly acquired property as quickly as expected or at all; and

- we may be unable to obtain financing for these projects on favorable terms or at all.

The occurrence of such events could adversely affect the investment returns from these redevelopment projects and may adversely impact our economic performance.

Store ownership through joint ventures may limit our ability to act exclusively in our interest.

We may co-invest with third parties through joint ventures. In any such joint venture, we may not be in a position to exercise sole decision-making authority regarding the stores owned through joint ventures. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Joint venture partners may have business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments also have the potential risk of impasse on strategic decisions, such as a sale, in cases where neither we nor the joint venture partner would have full control over the joint venture. In other circumstances, joint venture partners may have the ability without our agreement to make certain major decisions, including decisions about sales, capital expenditures, and/or financing. Any disputes that may arise between us and our joint venture partners could result in litigation or arbitration that could increase our expenses and distract our officers and/or directors from focusing their time and effort on our business. In addition, we might in certain circumstances be liable for the actions of our joint venture partners, and the activities of a joint venture could adversely affect our ability to qualify as a REIT, even though we do not control the joint venture.

Our performance is subject to risks associated with the real estate industry.

An investment in us is closely linked to the performance of the real estate markets in which we own self storage properties and subject to the risks associated with the direct ownership of real estate, including fluctuations in interest rates, inflation or deflation; declines in the value of real estate; and competition from other real estate investors with significant capital. Prevailing economic conditions affecting the real estate industry may adversely affect our business, financial condition and results of operations.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties.

We may be unable to promptly sell one or more properties in response to changing economic, financial and investment conditions. We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot give assurances that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to transfer restrictions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These transfer restrictions may impede our ability to sell a property even if we deem it necessary or appropriate. We may also have joint venture investments in certain of our properties and, consequently, our ability to control decisions relating to such properties may be limited.

Any negative perceptions of the self storage industry generally may result in a decline in our stock price.

To the extent that the investing public has a negative perception of the self storage industry, the value of our securities may be negatively impacted.

Costs associated with complying with the ADA may result in unanticipated expenses.

Our self storage properties also are subject to risks related to changes in, and changes in enforcement of, federal, state and local laws, regulations and governmental policies, including fire and safety requirements, health, zoning and tax laws, governmental fiscal policies and the ADA. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our properties, including prior to acquiring a property or when undertaking renovations of any of our existing properties. Further, compliance with the ADA and other regulations may require us to make unanticipated expenditures that could significantly reduce cash available for distribution to stockholders. A failure to comply with the ADA or similar state laws could lead to government imposed fines on us and/or litigation, which could also involve an award of damages to individuals affected by the noncompliance. Such noncompliance also could result in an order to correct any noncomplying feature, which could result in substantial capital expenditures.

Extensive environmental regulation to which we are subject creates uncertainty regarding future environmental expenditures and liabilities.

Under environmental regulations such as CERCLA, owners and operators of real estate may be liable for the costs of investigating and remediating certain hazardous substances or other regulated materials on or in such property. Such laws often impose liability, without regard to knowledge or fault, for removal or remediation of hazardous substances or other regulated materials upon owners and operators of contaminated property, even after they no longer own or operate the property. Moreover, the past or present owner or operator of a property from which a release emanates could be liable for any personal injuries or property damages that may result from such releases, as well as any damages to natural resources that may arise from such releases. The presence of such substances or materials, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to lease, sell or rent such property or to borrow using such property as collateral.

Climate change and regulatory and other efforts to reduce climate change could adversely affect our business.

We face a number of risks associated with climate change including both transition and physical risks. The transition risks that could impact our company include those risks related to the impact of U.S. and foreign climate- and ESG-related legislation and regulation, as well as risks arising from climate-related business trends. Moreover, we are subject to risks stemming from the physical impacts of climate change.

New climate change-related regulations or interpretations of existing laws may result in enhanced disclosure obligations that could negatively affect us and materially increase our regulatory burden. Increased regulations generally increase the costs to us, and those higher costs may continue to increase if new laws require additional resources, including spending more time, hiring additional personnel or investing in new technologies.

We also face business trend-related climate risks. Investors are increasingly taking into account ESG factors, including climate risks, in determining whether to invest in companies. Additionally, our reputation and investor relationships could be damaged as a result of our involvement with activities perceived to be causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change.

Further, significant physical effects of climate change including extreme weather events can also have an adverse impact on our properties. Additionally, both transition and physical risks associated with climate change could result in increased operating costs for our properties. As the effects of climate change increase, we expect the frequency and impact of weather and climate related events and conditions to increase as well. These risks may adversely impact our business, financial condition and results of operations.

We may become subject to litigation or threatened litigation or other claims that may divert management's time and attention, require us to pay damages and expenses or restrict the operation of our business.

We may become subject to disputes with commercial parties with whom we maintain relationships or other parties with whom we do business. Any such dispute could result in litigation between us and the other parties. Whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would detract from our management's ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant. In addition, any such resolution could involve our agreement with terms that restrict the operation of our business.

From time to time we may be required to resolve tenant claims and litigation and employment-related claims and litigation by corporate level and field personnel which could result in substantial liabilities to us. We also could be sued for personal injuries and/or property damage occurring at our properties. The liability insurance we maintain may not cover all costs and expenses arising from such lawsuits.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and cash flow.

We maintain comprehensive liability, fire, flood, earthquake, wind, extended coverage and rental loss insurance (as deemed necessary or as required by our lenders, if any) with respect to our properties. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, hurricanes, tornadoes, riots, acts of war or terrorism. Should an uninsured loss occur, we could lose both our investment in and anticipated profits and cash flow from a property. In addition, if any such loss is insured, we may be required to pay significant amounts on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss, or the amount of the loss may exceed our coverage for the loss.

To the extent we invest in publicly traded REITs, our performance may be subject to the risks of investment in such securities.

The value of our investments in REITs may fluctuate, sometimes rapidly and unpredictably. Because REITs concentrate their assets in the real estate industry, the performance of REITs is closely linked to the performance of the real estate markets. Property values may fall due to increasing vacancies or declining rents resulting from economic, legal, cultural or technological developments, rising interest rates, and rising capitalization rates. REIT prices also may drop because of the failure of borrowers to pay their loans and poor management. In addition, there are specific risks associated with particular sectors of real estate investments such as self storage, retail, office, hotel, healthcare, and multi-family properties. Many REITs utilize leverage, which increases investment risk and could adversely affect a REIT's operations and market value in periods of rising interest rates as well as risks normally associated with debt financing. In addition, a REIT's failure to qualify as a REIT under the Code, or failure to maintain exemption from registration under the Investment Company Act could adversely affect our operations and our qualification as a REIT under the Code. The failure of these investments to perform as expected may have a significant effect on our performance and our ability to make distributions to stockholders.

We may be unable to make distributions in the future, maintain our current level of distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders and the determination to make distributions will fall within the discretion of our board of directors. Our board of directors' decisions to pay distributions will depend on many factors, such as our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. Actual cash available for distributions may vary substantially from estimates. We may not have sufficient available cash from operations to make a distribution required to qualify for or maintain our REIT status. We may be required to borrow or make distributions that would constitute a return of capital which may reduce the amount of capital we invest in self storage properties. We cannot assure stockholders that we will be able to make distributions in the future, be able to maintain our current level of distributions or that our distributions will increase over time, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our common stock.

We rely on information technology in our operations, and any material failure, inadequacy, interruption or security breach through cyber-attacks, cyber-intrusions, or other methods could disrupt our information technology networks and related systems and harm our business.

We rely on information technology networks and systems, including the internet, to process, transmit and store electronic information, and to manage or support a variety of business processes, including, but not limited to, financial transactions and records, personally identifiable information, and tenant and lease data. In many cases, we rely significantly on third-party vendors to retain data, process transactions, and provide information technology and other system services. Our networks and operations could be disrupted, and sensitive data could be compromised, by physical or electronic security breaches, targeted against us, our vendors or other organizations, including financial markets or institutions, including by way of or through cyber-attacks or cyber-intrusions over the internet, malware, computer viruses, attachments to e-mails, phishing, employee theft or misuse, or inadequate security controls. We rely on third-party vendors and commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential tenant and other sensitive information. Although we make efforts to protect the security and integrity of our networks and systems, there can be no assurance that these efforts and measures will be effective or that attempted security breaches or disruptions would not be successful, as such attacks and breaches may be difficult to detect (or not detected at all) and are becoming more sophisticated. In such event, we may experience business interruptions or shutdowns; data loss, ransom, misappropriation, or corruption; theft or misuse of confidential or proprietary information; or litigation and investigation by tenants, governmental or regulatory agencies, or other third parties. Such events could also have other adverse impacts on us, including, but not limited to, regulatory penalties, breaches of debt covenants or other contractual or REIT compliance obligations, late or misstated financial reports, and significant diversion of management attention and resources. As a result, such events could have a material adverse effect on our financial condition, results of operations and cash flows and harm our business reputation.

Privacy concerns could result in regulatory changes that may harm our business.

Personal privacy has become a significant issue in the jurisdictions in which we operate. Many jurisdictions in which we operate have imposed restrictions and requirements on the use of personal information by those collecting such information. Changes to law or regulations affecting privacy, if applicable to our business, could impose additional costs and liability on us and could limit our use and disclosure of such information.

Major public health issues and related disruptions in the U.S. and global economy and financial markets could adversely impact or disrupt our financial condition and results of operations.

In recent years, the outbreaks of a number of diseases, including COVID-19, avian influenza, H1N1, and other viruses have increased the risk of a pandemic or major public health issues.

We believe that our level of business activity and the profitability of our business, as well as the values of, and the cash flows from, the assets we may own could in the future be impacted by a pandemic or other major public health issue. While we have taken preventive measures and other precautions, no predictions of specific scenarios can be made with certainty and such measures may not adequately predict the impact on our business from such events.

The extent of the impact of a pandemic and any other pandemic or major health issue on us will depend on many factors, including the duration and scope of the public health emergency, the actions taken by governmental authorities to contain such pandemics or public health issues and their financial and economic impact, the implementation of travel advisories and restrictions, the efficacy and availability of vaccines, the disparities in vaccination rates and vaccine hesitancy, the rise of new variants and the severity of such variants, the impact of the public health emergency on overall supply and demand, goods and services, consumer confidence and levels of economic activity and the extent of its disruption to global, regional, and local supply chains and economic markets, all of which are uncertain and difficult to assess. Moreover, many risk factors set forth in this annual report on Form 10-K should be interpreted as heightened risks as a result of the impact of a pandemic or other major public health issue.

Risks Related to Our Organization and Structure

The ability of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our board of directors may revoke or otherwise terminate our REIT election without the approval of stockholders if it determines that it is no longer in our best interests to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our net taxable income to stockholders, which may have adverse consequences on the total return to our stockholders.

Our business could be harmed if key personnel with business experience in the self storage industry terminate their employment with us.

Our officers have experience in the self storage industry and our success will depend, to a significant extent, on their services. There is no guarantee that any of them will remain employed with us. We do not generally maintain key person life insurance. The loss of services of one or more members of our senior management could harm our business.

There may be conflicts of interest resulting from the relationships among us, our affiliates, and other related parties.

The outside business interests of our officers may divert their time and attention away from us, and may result in a potential conflict with respect to the allocation of business opportunities, which could harm our business. Our board of directors has adopted policies and procedures designed to mitigate these conflicts of interest, such as allocation procedures for determining the appropriate allocation of such business opportunities. Specifically, if any of our officers or directors who also serves as an officer, director, or advisor of our affiliates becomes aware of a potential transaction related primarily to the self storage business that may represent a corporate opportunity for us and one or more of our affiliates, such officer or director has no duty to present that opportunity to such affiliates and we will have the sole right to pursue the transaction if our board of directors so determines. Notwithstanding the foregoing, our officers or directors are encouraged to notify our affiliates of such an opportunity.

Certain provisions of Maryland law could inhibit changes in control of our company.

Certain "business combination" and "control share acquisition" provisions of the Maryland General Corporation Law ("MGCL"), may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock. Pursuant to the MGCL, our board of directors has by resolution exempted business combinations between us and any other person. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. However, there can be no assurance that these exemptions will not be amended or eliminated at any time in the future. Our charter and bylaws and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interest.

Our charter limits the liability of our present and former directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our present and former directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action.

Our charter authorizes us to indemnify our present and former directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each present and former director or officer, to the maximum extent permitted by Maryland law, in connection with any proceeding to which he or she is made, or threatened to be made, a party to or witness in by reason of his or her service to us as a director or officer or in certain other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result, we and our stockholders may have more limited rights against our present and former directors and officers than might otherwise exist absent the current provisions in our charter and bylaws or that might exist with other companies, which could limit your recourse in the event of actions not in your best interest.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred shares, a director may be removed with cause, by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. Vacancies on our board of directors generally may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in our control that is in the best interests of our stockholders.

We may change our investment and financing strategies and enter into new lines of business without stockholder consent, which may subject us to different risks.

We may change our investment and financing strategies and enter into new lines of business at any time without the consent of our stockholders, which could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this document. A change in our investment strategy or our entry into new lines of business may impact our ability to qualify or remain qualified as a REIT, or increase our exposure to other risks or real estate market fluctuations.

If other self storage companies convert to a REIT structure or if tax laws change, we may no longer have an advantage in competing for potential acquisitions.

Because we are structured as a REIT, we are a more attractive acquirer of properties to tax-motivated sellers than our competitors that are not structured as REITs. However, if other self storage companies restructure their holdings to become REITs, this competitive advantage will disappear. In addition, new legislation may be enacted or new interpretations of existing legislation may be issued by the Internal Revenue Service (the "IRS"), or the U.S. Treasury Department that could affect the attractiveness of the REIT structure so that it may no longer assist us in competing for acquisitions.

Our board of directors has the power to issue additional shares of our stock in a manner that may not be in the best interest of our stockholders.

Our charter authorizes our board of directors to issue additional authorized but unissued shares of common stock or preferred stock and to increase the aggregate number of authorized shares or the number of shares of any class or series without stockholder approval. In addition, our board of directors may classify or reclassify any unissued shares of common stock or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. Our board of directors could issue additional shares of our common stock or establish a series of preferred stock that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our securities or otherwise not be in the best interests of our stockholders.

Restrictions on ownership and transfer of our shares may restrict change of control or business combination opportunities in which our stockholders might receive a premium for their shares.

In order for us to qualify as a REIT for each taxable year after our taxable year ended December 31, 2013, no more than 50% in value of our outstanding shares may be owned, directly or constructively, by five or fewer individuals during the last half of any calendar year, and at least 100 persons must beneficially own our shares during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. "Individuals" for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. Our charter contains, among other things, such customary provisions related to our current operation as a REIT and such other provisions that are consistent with the corporate governance profile of our public peers, including certain customary ownership limitations that prohibit, among other limitations, any person from beneficially or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding share of our common stock or all classes and series of our capital stock. These ownership limits and the other restrictions on ownership and transfer of our shares in our charter could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

Risks Related to Our Debt Financings

Disruptions in the financial markets could affect our ability to obtain debt financing on reasonable terms or at all and have other adverse effects.

Uncertainty in the credit markets may negatively impact our ability to access additional debt financing or to refinance existing debt maturities on favorable terms (or at all), which may negatively affect our ability to make acquisitions. A downturn in the credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plans accordingly. In addition, these factors may make it more difficult for us to sell properties or may adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing.

We depend on external sources of financing that are outside of our control, which could adversely affect our ability to acquire or redevelop properties, satisfy our debt obligations and/or make distributions to stockholders.

We depend on external sources of financing to acquire properties, to satisfy our debt obligations and to make distributions to our stockholders required to maintain our qualification as a REIT, and these sources of financing may not be available on favorable terms, or at all. Our access to external sources of financing depends on a number of factors, including the market's perception of our growth potential and our current and potential future earnings and our ability to continue to qualify as a REIT for U.S. federal income tax purposes. If we are unable to obtain external sources of financing, we may not be able to acquire properties when strategic opportunities exist, satisfy our debt obligations or make cash distributions to our stockholders that would permit us to qualify as a REIT or avoid paying U.S. federal income tax on all of our net taxable income.

The terms and covenants relating to our indebtedness could adversely impact our economic performance.

The Amended Credit Facility Loan Documents and Term Loan Documents contain (and any new or amended loan and/or facility we may enter into from time to time will likely contain) customary affirmative and negative covenants, including financial covenants that, among other things, require us to comply with a minimum net worth (as defined in the Amended Credit Facility Loan Documents and Term Loan Documents) of at least the outstanding principal balance of the Term Loan and a minimum liquidity standard of at least 10% of the outstanding principal balance of the term loan (as defined in the Amended Credit Facility Loan Documents and Term Loan Documents). In the event that we fail to satisfy our covenants, we would be in default under the Amended Credit Facility Loan Documents and Term Loan Documents and may be required to repay such debt with capital from other sources. Under such circumstances, other sources of debt or equity capital may not be available to us, or may be available only on unattractive terms. Moreover, the presence of such covenants could cause us to operate our business with a view toward compliance with such covenants, which might not produce optimal returns for stockholders.

Risks Related to Our Qualification as a REIT

Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of operating cash flow available for distribution to stockholders.

We have elected, and believe that we have been qualified, to be taxed as a REIT commencing with the taxable year ended December 31, 2013. Qualification for treatment as a REIT involves the application of highly technical and extremely complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify for REIT treatment. To qualify as a REIT, we must meet, on an ongoing basis through actual operating results, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding shares and the amount of our distributions. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Our ability to satisfy these asset tests depends upon an analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. In addition, we have held and may continue to hold investments in other publicly traded REITs. If any such publicly traded REIT fails to qualify as a REIT with respect to any period during which we hold or have held shares of such REIT, or if our interests in these REITs are otherwise not treated as equity in a REIT for U.S. federal income tax purposes, our ability to satisfy the REIT requirements could be adversely affected. Moreover, new legislation, court decisions or administrative guidance may, in each case possibly with retroactive effect, make it more difficult or impossible for us to qualify as a REIT. Thus, while we believe that we have been organized and operated and intend to operate so that we will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given that we have qualified or will so qualify for any particular year. These considerations also might restrict the types of assets that we can acquire or services that we can provide in the future. We have not requested and do not plan to request a ruling from the IRS regarding our qualification as a REIT.

In order to qualify as a REIT, among other requirements, we must ensure that at least 75% of our gross income for each taxable year, excluding certain amounts, is derived from certain real property-related sources, and at least 95% of our gross income for each taxable year, excluding certain amounts, is derived from certain real property-related sources and passive income such as dividends and interest. For purposes of these rules, income from the rental of real property is generally treated as qualifying income, whereas service income is generally treated as nonqualifying income. Furthermore, for purposes of these rules, services provided to tenants at a property could cause all income from the property to be nonqualifying if the income from such services, or the costs of providing those services, exceed certain thresholds. We have provided and may continue to provide certain services to our tenants, such as access to insurance. We believe that these services have been provided in a manner that does not cause our rental income to fail to be treated as qualifying income for purposes of the REIT gross income tests. However, if the IRS were to successfully challenge our characterization of these services, our qualification as a REIT could be adversely impacted. In addition, where we have provided services that may generate nonqualifying income, we believe the income attributable to these services and the costs of providing these services are sufficiently small so as not to cause us to fail to satisfy the REIT gross income tests. However, there is limited guidance regarding what costs are taken into account for this purpose. If the IRS were to successfully assert that our income from these services or the costs of providing these services exceeded certain thresholds, we could fail to qualify as a REIT.

If we fail to qualify for treatment as a REIT at any time and do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income, and possibly could be required to borrow money or sell assets to pay that tax, thus substantially reducing the funds available for distribution for each year involved. Unless entitled to relief under specific statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which we lost our qualification. In addition, all distributions to stockholders, including capital gain dividends, would be subject to tax as regular dividends to the extent of our earnings and profits.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.

Even though we believe that we currently qualify for U.S. federal income tax purposes as a REIT, we may face tax liabilities that will reduce our cash flow, including taxes on any undistributed income, state or local income and property and transfer taxes, including real property transfer taxes. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. Any of these taxes would decrease operating cash flow to our stockholders. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we hold some of our assets and provide certain services to our tenants through one or more TRSs, or other subsidiary corporations that will be subject to corporate-level income tax at regular corporate rates. Any TRSs or other taxable corporations in which we invest will be subject to U.S. federal, state and local corporate taxes. Furthermore, if we acquire appreciated assets from a corporation that is or has been a subchapter C corporation in a transaction in which the adjusted tax basis of such assets in the our hands is less than the fair market value of the assets, determined at the time we acquired such assets, and if we subsequently dispose of any such assets during the 5-year period following the acquisition of the assets from the C corporation, we will be subject to tax at the highest corporate tax rates on any gain from the disposition of such assets to the extent of the excess of the fair market value of the assets on the date that we acquired such assets over the basis of such assets on such date, which are referred to as built-in gains. Payment of these taxes generally could materially and adversely affect our income, cash flow, results of operations, financial condition, liquidity and prospects, and could adversely affect the value of our common stock and the ability to make distributions to stockholders.

To maintain our REIT qualification, we may be forced to borrow funds during unfavorable market conditions.

In order to maintain our REIT qualification and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, timing differences between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market's perception of our growth potential, current debt levels, the per share trading price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock.

Failure to make required distributions would subject us to tax, which would reduce the operating cash flow available for distribution to stockholders.

Failure to make required distributions would subject us to tax, which would reduce the operating cash flow to our stockholders. In order to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our net taxable income (excluding net capital gain). To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our net taxable income (including net capital gain), we would be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will incur a 4% non-deductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. Although we intend to distribute our net taxable income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid the 4% non-deductible excise tax, it is possible that we, from time to time, may not have sufficient cash to distribute 100% of our net taxable income. There may be timing differences between our actual receipt of cash and the inclusion of items in our income for U.S. federal income tax purposes. Accordingly, there can be no assurance that we will be able to distribute net taxable income to stockholders in a manner that satisfies the REIT distribution requirements and avoids the 4% non-deductible excise tax.

Complying with the REIT requirements may cause us to forgo and/or liquidate otherwise attractive investments.

To qualify as a REIT for U.S. federal tax purposes, we must continually satisfy various requirements concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders, and the ownership of shares. Among other requirements, to qualify as a REIT, we must satisfy certain annual gross income tests and we must ensure that, at the end of each calendar quarter, at least 75% of the value of our total assets consists of cash, cash items, U.S. government securities and qualified real estate assets. The remainder of our investment in securities generally cannot include more than 10% of the outstanding voting securities of any one issuer (other than U.S. government securities, securities of corporations that are treated as TRSs and qualified real estate assets) or more than 10% of the total value of the outstanding securities of any one issuer (other than government securities, securities of corporations that are treated as TRSs and qualified real estate assets). In addition, in general, no more than 5% of the value of our assets can consist of the securities of any one issuer (other than U.S. government securities, securities of corporations that are treated as TRSs and qualified real estate assets), no more than 20% of the value of our total assets can be represented by securities of one or more TRSs and no more than 25% of the value of our assets can consist of debt instruments issued by publicly offered REITs that are not otherwise secured by real property. If we fail to comply with these asset requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences.

To meet these tests, we may be required to take or forgo taking actions that we would otherwise consider advantageous. For instance, in order to satisfy the gross income or asset tests applicable to REITs under the Code, we may be required to forgo investments that we otherwise would make. Furthermore, we may be required to liquidate from our portfolio otherwise attractive investments. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. These actions could reduce our income and amounts available for distribution to stockholders. Thus, compliance with the REIT requirements may hinder our investment performance.

We may be subject to a 100% tax on income from "prohibited transactions," and this tax may limit our ability to sell assets or require us to restructure certain of our activities in order to avoid being subject to the tax.

We are subject to a 100% tax on any income from a prohibited transaction. "Prohibited transactions" generally include sales or other dispositions of property (other than property treated as foreclosure property under the Code) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, either directly or indirectly through certain pass-through subsidiaries. The characterization of an asset sale as a prohibited transaction depends on the particular facts and circumstances.

The 100% tax will not apply to gains from the sale of inventory that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates. We have sold items such as locks, boxes, and packing materials to tenants and third parties directly rather than through a TRS, and as a result could be liable for this tax with respect to these sales. To the extent that we continue to sell such inventory items, other than through a TRS, we may be subject to this 100% tax.

Our TRSs will be subject to U.S. federal income tax and will be required to pay a 100% penalty tax on certain income or deductions if transactions with such TRSs are not conducted on arm's length terms.

We conduct certain activities (such as selling packing supplies and locks and renting trucks or other moving equipment) through one or more TRSs.

A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care properties, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to U.S. federal income tax as a regular C corporation.

No more than 20% of the value of a REIT's total assets may consist of stock or securities of one or more TRSs. This requirement limits the extent to which we can conduct our activities through TRSs. The values of some of our assets, including assets that we hold through TRSs, may not be subject to precise determination, and values are subject to change in the future. In addition, the Code imposes a 100% tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's length basis. We intend to structure transactions with any TRS on terms that we believe are arm's length to avoid incurring the 100% excise tax described above. There can be no assurances, however, that we will be able to avoid application of the 100% tax.

We may not have cash available to make distributions.

Our taxable income may exceed our cash flow for a year, which could necessitate our borrowing funds and/or subject us to tax, thus reducing the cash available for distribution to our stockholders. We intend to make cash distributions each year sufficient to satisfy REIT distribution requirements and to avoid liability for the REIT excise tax. There can be no assurance, however, that we will be able to do so. Our taxable income may substantially exceed our net income as determined based on GAAP, as well as our cash flow, because, for example, realized capital losses will be deducted in determining GAAP net income but may not be deductible in computing taxable income or because we acquired assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets. Under the Tax Cuts and Jobs Act of 2017 (the "TCJA"), which was signed into law on December 22, 2017, we generally will be required to recognize certain amounts in income no later than the time such amounts are reflected on our financial statements. Also, in certain circumstances our ability to deduct interest expenses for U.S. federal income tax purposes may be limited by provisions of the TCJA. If the cash flow we generate in a particular year is less than our taxable income, we may be required to use cash reserves, incur short-term, or possibly long-term, debt or liquidate non-cash assets at rates or at times that are unfavorable in order to make the necessary distributions.

Our REIT qualification could be adversely affected by the REIT qualification of any REIT in which we hold an interest.

In connection with our conversion from a regulated investment company (a "RIC") to a REIT, we disposed of the majority of our assets and acquired government securities and shares of publicly traded REITs. As a result, our qualification as a REIT has depended on the REIT qualification of the publicly traded REITs in which we have invested. Furthermore, we may continue to hold interests in publicly traded REITs, and as a result our REIT qualification may continue to depend on the REIT qualification of any publicly traded REITs in which we continue to hold an interest. We do not generally independently investigate the REIT qualification of such REITs, but rather generally rely on statements made by such REITs in their public filings. In the event that one or more of the publicly traded REITs in which we invested was not properly treated as a REIT for U.S. federal income tax purposes, or if our interests in these REITs were otherwise not treated as equity in a REIT for U.S. federal income tax purposes, it is possible that we may not have met certain of the REIT asset and income requirements, in which case we could have failed to qualify as a REIT. Similarly, if we hold an interest in a publicly traded REIT in the future that fails to qualify as a REIT, such failure could adversely impact our REIT qualification.

We could fail to qualify as a REIT if we have not distributed any earnings and profits attributable to a taxable year before we elected to be taxed as a REIT.

A corporation does not qualify as a REIT for a given taxable year if, as of the final day of the taxable year, the corporation has any undistributed earnings and profits that accumulated during a period that the corporation was not treated as a REIT. Because we were not treated as a REIT for our entire existence (such period prior to our election to be taxed as a REIT, the "Pre-REIT period"), it is possible that we could have undistributed earnings and profits from the Pre-REIT period, in which case we would be required to pay a deficiency dividend in order to comply with this requirement or could fail to qualify as a REIT. We believe that, since December 31, 2013, we have not had any earnings and profits accumulated from the Pre-REIT period because all such earnings and profits were distributed prior to December 31, 2013. In particular, prior to December 31, 2013, we believe that we qualified as a RIC for U.S. federal income tax purposes, and as a RIC, we distributed our earnings on an annual basis in order to avoid being subject to U.S. federal income tax on our undistributed earnings. However, if it is determined that we have accumulated earnings and profits from the Pre-REIT period, we could be required to pay a deficiency dividend to stockholders after the relevant determination in order to maintain our qualification as a REIT, or we could fail to qualify as a REIT.

We may not have satisfied requirements related to the ownership of our outstanding stock, which could cause us to fail to qualify as a REIT.

In order to qualify as a REIT, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, through the application of certain attribution rules under the Code, by five or fewer individuals, as defined in the Code to include specified entities, during the last half of any taxable year other than the first taxable year during which we qualified as a REIT (the "5/50 Test"). Prior to October 20, 2017, our charter did not contain customary REIT ownership restrictions and therefore did not ensure that we satisfied the 5/50 Test. Effective as of October 20, 2017, our charter was revised to include, among other things, certain customary ownership limitations that prohibit, among other limitations, any person from beneficially or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding share of our common stock or all classes and series of our capital stock. These provisions are intended to assist us in satisfying the 5/50 Test. With respect to the period between January 1, 2013 and October 20, 2017, we monitored purchases and transfers of shares of our common stock by regularly reviewing, among other things, ownership filings required by the federal securities laws to monitor the beneficial ownership of our shares in an attempt to ensure that we met the 5/50 Test. However, the attribution rules under the Code are broad, and we may not have had the information necessary to ascertain with certainty whether or not we satisfied the 5/50 Test during such period. As a result, no assurance can be provided that we satisfied the 5/50 Test during such period. If it were determined that we failed to satisfy the 5/50 Test, we could fail to qualify as a REIT or, assuming we qualify for a statutory relief provision under the Code, be required to pay a penalty tax.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge interest rate risk will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if (i) the instrument (a) hedges interest rate risk on liabilities used to carry or acquire real estate assets or (b) hedges an instrument described in clause (a) for a period following the extinguishment of the liability or the disposition of the asset that was previously hedged by the hedged instrument, and (ii) the relevant instrument is properly identified under applicable Treasury regulations. Income from hedging transactions that do not meet these requirements will generally constitute non-qualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit, except for being carried back or forward against past or future taxable income in the TRS.

Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

The U.S. federal income tax laws and regulations governing REITs and their stockholders, as well as the administrative interpretations of those laws and regulations, are constantly under review and may be changed at any time, possibly with retroactive effect. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to us and our stockholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in our common stock.

Risks Related to Our Common Stock

The future sales of shares of our common stock may depress the price of our common stock and dilute stockholders' beneficial ownership.

We cannot predict whether future issuances of shares of our common stock or the availability of shares of our common stock for resale in the open market will decrease the market price of our common stock. Any sales of a substantial number of shares of our common stock in the public market or the perception that such sales might occur, may cause the market price of our common stock to decline. In addition, future issuances of our common stock may be dilutive to existing stockholders.

Any future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

In the future, we may increase our capital resources by making offerings of debt or preferred equity securities, including trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

The market price and trading volume of our common stock may vary substantially.

Our common stock is listed on NASDAQ under the symbol "SELF." The stock markets, including NASDAQ, have experienced significant price and volume fluctuations over the past several years. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. Accordingly, no assurance can be given as to the ability of our stockholders to sell their common stock or the price that our stockholders may obtain for their common stock.

Some of the factors that could negatively affect the market price of our common stock include:

- our actual or projected operating results, financial condition, cash flows and liquidity or changes in business strategy or prospects;

- actual or perceived conflicts of interest with our directors, officers and employees;

- equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;

- the impact of accounting principles and policies on our financial positions and results;

- publication of research reports about us or the real estate industry;

- changes in market valuations of similar companies;

- adverse market reaction to any increased indebtedness we may incur in the future;

- additions to or departures of our key personnel;

- speculation in the press or investment community;

- our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;

- increases in market interest rates, which may lead investors to demand a higher distribution yield for our common stock and would result in increased interest expenses on our debt;

- failure to maintain our REIT qualification or exclusion from registration under the 1940 Act, as amended;

- price and volume fluctuations in the stock market generally; and

- general market and economic conditions, including the current state of the credit and capital markets.

Market factors unrelated to our performance could also negatively impact the market price of our common stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in capital markets can affect the market value of our common stock. For instance, if interest rates rise, it is likely that the market price of our common stock will decrease as market rates on interest-bearing securities increase.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

We recognize the importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. Our cybersecurity risk management program includes:

- Experienced third-party consultants and/or service providers that assist us to develop, implement, and maintain information technology risk management measures.

- Oversight of executive management with experience in areas relating to cybersecurity.

- Threat protection software, including, anti-virus, anti-malware, email link protection, and email spam filters that are fine-tuned to mitigate threats to our organization.

- Cloud-based service providers that require strong passwords, access controls, and multi-factor authentication.

- Periodic cybersecurity and phishing awareness training of our employees, including computer-based training and internal communications.

- Annual business continuity testing.

- Periodic reporting to the board of directors on matters relating to cybersecurity.

Management of Material Risks & Integration into Overall Risk Management

Our management team engages with experienced third-party service providers to assist us to develop, implement, and maintain information technology risk management measures. In addition, we have executive management with experience in areas relating to cybersecurity. We also foster a culture of cybersecurity awareness and have incorporated cybersecurity considerations into our decision-making processes. Our management team works closely with our third-party service providers to identify, evaluate and address cybersecurity risks in alignment with our business objectives and operational needs. Our collaboration with third-party service providers includes threat assessments and consultation on security enhancements. In addition, the Company provides cybersecurity and phishing awareness training to our employees periodically.

Oversight of Board of Directors

The board of directors is acutely aware of the critical nature of managing risks associated with cybersecurity threats and oversees the Company's cybersecurity risk management activities. The board of directors receive updates on the Company's cybersecurity risks and protective measures periodically. Cybersecurity matters are reported to the board of directors so that the board of directors can effectively carry out their oversight role.

Risks from Cybersecurity Threats

We have not identified risks from known cybersecurity threats, including as a result of any cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For more information, see the section titled "Risks Related to our Self Storage Properties and our Business - We rely on information technology in our operations, and any material failure, inadequacy, interruption or security breach through cyber-attacks, cyber-intrusions, or other methods could disrupt our information technology networks and related systems and harm our business."

Item 2. Properties.

GLOBAL SELF STORAGE STORES
(As of December 31, 2023)

Property[1]	Address	Year Store Opened / Acquired-Managed	Number of Units	Net Leasable Square Feet	December 31, 2023 Square Foot Occupancy %	December 31, 2022 Square Foot Occupancy %
OWNED STORES						
SSG BOLINGBROOK LLC	296 North Weber Road, Bolingbrook, IL 60440	1997 / 2013	809	113,700	89.9%	91.2%
SSG CLINTON LLC	6 Heritage Park Road, Clinton, CT 06413	1996 / 2016	182	30,408	86.8%	88.5%
SSG DOLTON LLC	14900 Woodlawn Avenue, Dolton, IL 60419	2007 / 2013	652	86,590	87.6%	88.7%
SSG FISHERS LLC	13942 East 96th Street, McCordsville, IN 46055	2007 / 2016	545	76,335	91.7%	89.4%
SSG LIMA LLC	1910 West Robb Avenue, Lima, OH 60419	1996 / 2016	767	94,928	87.5%	91.8%
SSG MERRILLVILLE LLC	6590 Broadway, Merrillville, IN 46410	2005 / 2013	569	81,270	92.2%	93.0%
SSG MILLBROOK LLC	3814 Route 44, Millbrook, NY 12545	2008 / 2016	260	24,482	92.4%	94.1%
SSG ROCHESTER LLC	2255 Buffalo Road, Rochester, NY 14624	2010 / 2012	649	68,311	92.5%	91.7%
SSG SADSBURY LLC	21 Aim Boulevard, Sadsburyville, PA 19369	2006 / 2012	693	78,875	89.5%	89.3%
SSG SUMMERVILLE I LLC	1713 Old Trolley Road, Summerville, SC 29485	1990 / 2013	569	76,460	85.3%	87.4%
SSG SUMMERVILLE II LLC	900 North Gum Street, Summerville, SC 29483	1997 / 2013	248	43,110	88.0%	89.5%
SSG WEST HENRIETTA LLC	70 Erie Station Road, West Henrietta, NY 14586	2016 / 2019	477	55,550	88.6%	79.6%
TOTAL/AVERAGE SAME-STORES			**6,420**	**830,019**	**89.3%**	**89.6%**
MANAGED STORES						
TPM EDMOND LLC	14000 N I 35 Service Rd, Edmond, OK 73013	2015 / 2019	619	137,318	96.9%	94.8%
TOTAL/AVERAGE MANAGED STORES			**619**	**137,318**	**96.9%**	**94.8%**
TOTAL/AVERAGE ALL OWNED/MANAGED STORES			**7,039**	**967,337**	**90.4%**	**90.4%**

(1) Each property is directly owned or managed by the Company's wholly owned subsidiary listed in the table.

Certain stores' leasable square feet in the chart above includes outside auto/RV/boat storage space: approximately 12,900 square feet at SSG Sadsbury LLC; 6,300 square feet at SSG Fishers LLC; 15,700 square feet at SSG Bolingbrook LLC; 9,000 square feet at SSG Dolton LLC; 2,100 square feet at SSG Merrillville LLC; 3,800 square feet at SSG Summerville I LLC; 7,400 square feet at SSG Summerville II LLC and 8,800 square feet at SSG Clinton LLC. For SSG Lima LLC, included is approximately 3,800 square feet of non-storage commercial and student housing space. For SSG Millbrook LLC, included is approximately 1,300 square feet of wine storage and non-storage office space. For SSG Fishers LLC, included is approximately 300 square feet of storage locker space. Approximately 33% of our total available units are climate-controlled, 59% are traditional drive-up storage, and 8% are outdoor parking storage for boats, cars and recreational vehicles.

Item 3. Legal Proceedings.

From time to time, the Company or its subsidiaries may be named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. We are also subject to governmental or regulatory examinations or investigations. Examinations or investigations can result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. For any such matters, the Company will seek to include in its financial statements the necessary provisions for losses that it believes are probable and estimable. Furthermore, the Company will seek to evaluate whether there exist losses which may be reasonably possible and, if material, make the necessary disclosures. The Company currently does not have any material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

The Company's shares of common stock are listed on NASDAQ under the ticker symbol SELF.

Holders

As of March 15, 2024, there were approximately 7,830 record and beneficial holders of the Company's common stock.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

CAUTIONARY LANGUAGE

The following discussion and analysis should be read in conjunction with our selected consolidated historical financial data together with the consolidated pro forma financial data and historical financial statements and related notes thereto included elsewhere in this annual report. We make statements in this section that may be forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this annual report entitled "Statement on Forward-looking Information."

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements contained elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles ("GAAP"). Our notes to the condensed consolidated financial statements contained elsewhere in this annual report describe the significant accounting policies essential to our condensed consolidated financial statements. Preparation of our financial statements requires estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions that we have used are appropriate and correct based on information available at the time they were made. These estimates, judgments and assumptions can affect our reported assets and liabilities as of the date of the financial statements, as well as the reported revenues and expenses during the period presented. If there are material differences between these estimates, judgments and assumptions and actual facts, our financial statements may be affected.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require our judgment in its application. There are areas in which our judgment in selecting among available alternatives would not produce a materially different result, but there are some areas in which our judgment in selecting among available alternatives would produce a materially different result. See the notes to the condensed consolidated financial statements that contain additional information regarding our accounting policies and other disclosures.

Management's Discussion and Analysis Overview

The Company is a self-administered and self-managed REIT that owns, operates, manages, acquires, and redevelops self storage properties ("stores" or "properties") in the United States. Our stores are designed to offer affordable, easily accessible and secure storage space for residential and commercial customers. As of December 31, 2023, the Company owned and operated, or managed, through its wholly owned subsidiaries, thirteen stores located in Connecticut, Illinois, Indiana, New York, Ohio, Pennsylvania, South Carolina, and Oklahoma. The Company was formerly registered under the Investment Company Act of 1940, as amended (the "1940 Act") as a non-diversified, closed end management investment company. The Securities and Exchange Commission's ("SEC") order approving the Company's application to deregister from the 1940 Act was granted on January 19, 2016. On January 19, 2016, the Company changed its name to Global Self Storage, Inc. from Self Storage Group, Inc., changed its SEC registration from an investment company to an operating company reporting under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and listed its common stock on NASDAQ under the symbol "SELF".

The Company was incorporated on December 12, 1996 under the laws of the state of Maryland. The Company has elected to be treated as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). To the extent the Company continues to qualify as a REIT, it will not generally be subject to U.S. federal income tax, with certain limited exceptions, on its taxable income that is distributed to its stockholders.

Our store operations generated most of our net income for all periods presented herein. Accordingly, a significant portion of management's time is devoted to seeking to maximize cash flows from our existing stores, as well as seeking investments in additional stores. The Company expects to continue to earn a majority of its gross income from its store operations as its current store operations continue to develop and as it makes additional store acquisitions. Over time, the Company expects to divest its remaining portfolio of investment securities and use the proceeds to acquire and operate additional stores. The Company expects its income from investment securities to continue to decrease as it continues to divest its holdings of investment securities.

Financial Condition and Results of Operations

Our financing strategy is to minimize the cost of our capital in order to maximize the returns generated for our stockholders. For future acquisitions, the Company may employ various financing and capital raising alternatives including, but not limited to, debt and/or equity offerings, credit facilities, mortgage financing, and joint ventures with third parties.

On June 24, 2016, certain wholly owned subsidiaries of the Company ("Term Loan Secured Subsidiaries") entered into a loan agreement and certain other related agreements (collectively, the "Term Loan Agreement") between the Term Loan Secured Subsidiaries and Insurance Strategy Funding IV, LLC (the "Term Loan Lender"). Under the Term Loan Agreement, the Term Loan Secured Subsidiaries borrowed from Term Loan Lender the principal amount of $20 million pursuant to a promissory note (the "Term Loan Promissory Note"). The Term Loan Promissory Note bears interest at a rate equal to 4.192% per annum and is due to mature on July 1, 2036. Pursuant to a security agreement (the "Term Loan Security Agreement"), the obligations under the Term Loan Agreement are secured by certain real estate assets owned by the Term Loan Secured Subsidiaries. J.P. Morgan Investment Management, Inc. acted as Special Purpose Vehicle Agent of the Term Loan Lender. The Company entered into a non-recourse guaranty (the "Term Loan Guaranty" and together with the Term Loan Agreement, the Term Loan Promissory Note and the Term Loan Security Agreement, the "Term Loan Documents") to guarantee the payment to the Term Loan Lender of certain obligations of the Term Loan Secured Subsidiaries under the Term Loan Agreement. We have used some of the proceeds from the Term Loan Agreement to acquire four self storage properties in 2016.

On December 20, 2018, certain of our wholly owned subsidiaries ("Credit Facility Secured Subsidiaries") entered into a revolving credit loan agreement (collectively, the "Credit Facility Loan Agreement") between the Credit Facility Secured Subsidiaries and TCF National Bank ("Credit Facility Lender"). Under the Credit Facility Loan Agreement, the Credit Facility Secured Subsidiaries may borrow from the Credit Facility Lender in the principal amount of up to $10 million pursuant to a promissory note (the "Credit Facility Promissory Note"). The Credit Facility Promissory Note bears an interest rate equal to 3.00% over the One Month U.S. Dollar London Inter-Bank Offered Rate and was due to mature on December 20, 2021. The obligations under the Credit Facility Loan Agreement are secured by certain real estate assets owned by the Credit Facility Secured Subsidiaries. We entered into a guaranty of payment on December 20, 2018 (the "Credit Facility Guaranty," and together with the Credit Facility Loan Agreement, the Credit Facility Promissory Note and related instruments, the "Credit Facility Loan Documents") to guarantee the payment to the Credit Facility Lender of certain obligations of the Credit Facility Secured Subsidiaries under the Credit Facility Loan Agreement. As described in more detail below, the Credit Facility Loan Agreement has been replaced in its entirety by the Amended Credit Facility Loan Agreement (as defined below) on July 6, 2021.

On December 18, 2019, we completed a rights offering whereby we sold and issued an aggregate of 1,601,291 shares of our common stock ("common stock") at the subscription price of $4.18 per whole share of common stock, pursuant to the exercise of subscriptions and oversubscriptions from our stockholders. We raised aggregate gross proceeds of approximately $6.7 million in the rights offering.

On May 19, 2020, an affiliate of the Company (the "Borrower") entered into a Paycheck Protection Program Term Note ("PPP Note") with Customers Bank on behalf of itself, the Company, and certain other affiliates under the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The Borrower received total proceeds of $486,602 from the PPP Note. On April 5, 2022, the Borrower was granted forgiveness of the entire PPP Note and any accrued interest. Upon forgiveness, the Company received $307,210 in cash from the Borrower, which was the amount attributable to the Company under the SBA's loan determination formula, and recorded a gain for such amount in its consolidated statements of operations and comprehensive income.

On June 25, 2021, we completed an underwritten public offering whereby we sold and issued an aggregate of 1,121,496 shares of our common stock at the price of $5.35 per share. Subsequently, the over-allotment option was exercised increasing the total number of shares sold and issued to 1,289,720. We raised aggregate gross proceeds of approximately $6.9 million in the public offering after giving effect to the exercise of the over-allotment option.

On July 6, 2021, certain wholly owned subsidiaries ("Amended Credit Facility Secured Subsidiaries") of the Company entered into a first amendment to the Credit Facility Loan Agreement (collectively, the "Amended Credit Facility Loan Agreement") between the Amended Credit Facility Secured Subsidiaries and The Huntington National Bank, successor by merger to TCF National Bank ("Amended Credit Facility Lender"). Under the Amended Credit Facility Loan Agreement, the Amended Credit Facility Secured Subsidiaries may borrow from the Amended Credit Facility Lender in the principal amount of up to $15 million, reduced to $14.75 million and $14.5 million in years 2 and 3, respectively, pursuant to a promissory note (the "Amended Credit Facility Promissory Note"). The Amended Credit Facility Promissory Note bears an interest rate equal to 3% plus the greater of the One Month U.S. Dollar London Inter-Bank Offered Rate or 0.25% and is due to mature on July 6, 2024. The Company is considering, among other things, refinancing or finding a suitable replacement for the revolving line of credit in light of its upcoming maturity. The publication of LIBOR ceased after June 30, 2023. The Amended Credit Facility Loan Agreement provides for a replacement index based on the Secured Overnight Financing Rate ("SOFR"). The interest rate on the Amended Credit Facility Promissory Note subsequent to June 30, 2023, is equal to 3% plus the greater of SOFR plus 0.11448% or 0.25%. As of December 31, 2023, the effective interest rate was 8.46%. The obligations under the Amended Credit Facility Loan Agreement are secured by certain real estate assets owned by the Amended Credit Facility Secured Subsidiaries. The Company entered into an amended and restated guaranty of payment on July 6, 2021 ("Amended Credit Facility Guaranty," and together with the Amended Credit Facility Loan Agreement, the Amended Credit Facility Promissory Note and related instruments, the "Amended Credit Facility Loan Documents") to guarantee the payment to the Amended Credit Facility Lender of certain obligations of the Amended Credit Facility Secured Subsidiaries under the Amended Credit Facility Loan Agreement. The Company and the Amended Credit Facility Secured Subsidiaries paid customary fees and expenses in connection with their entry into the Amended Credit Facility Loan Documents. The Company also maintains a bank account at the Amended Credit Facility Lender. As of December 31, 2023, we have not withdrawn proceeds under the Amended Credit Facility Loan Agreement. We currently intend to strategically withdraw proceeds available under the Amended Credit Facility Loan Agreement to fund: (i) the acquisition of additional self storage properties, (ii) expansions at existing self storage properties in our portfolio, and/or (iii) joint ventures with third parties for the acquisition and expansion of self storage properties.

On January 14, 2022, the Company entered into an At Market Offering Sales Agreement (the "Sales Agreement") with B. Riley Securities, Inc. (the "Agent") pursuant to which the Company may sell, from time to time, shares of the Company's common stock, par value $0.01 per share, having an aggregate offering price of up to $15,000,000, through the Agent. During the twelve months ended December 31, 2022, under the Sales Agreement, the Company sold and issued an aggregate of 373,833 shares of common stock and raised aggregate gross proceeds of approximately $2,272,628, less sales commissions of approximately $45,491 and other offering costs resulting in net proceeds of $2,008,436. There were no shares of common stock sold during the three and twelve months ended December 31, 2023 under the Sales Agreement.

We continue to actively review a number of store and store portfolio acquisition opportunities and have been working to further redevelop and expand our current stores. We did not make any acquisitions in the year ended December 31, 2023. In addition, we may pursue third-party management opportunities of properties owned by certain affiliates or joint venture partners for a fee, and utilize such relationships with third-party owners as a source for future acquisitions and investment opportunities. As of December 31, 2023, we managed one third-party owned property, which was previously rebranded as "Global Self Storage," had 137,318-leasable square feet and was comprised of 619 climate-controlled and non-climate-controlled units located in Edmond, Oklahoma.

In addition to actively reviewing a number of store and portfolio acquisition opportunities, we have been working to further redevelop and expand our current stores.

We expect we will have sufficient cash from current sources to meet our liquidity needs for the next twelve months because our capital resources currently exceed our projected expenses for the next twelve months. However, we may opt to supplement our equity capital and increase potential returns to our stockholders through the use of prudent levels of borrowings. We may use debt when the available terms and conditions are favorable to long-term investing and well-aligned with our business plan.

As of December 31, 2023, we had capital resources totaling approximately $24.3 million, comprised of $7.0 million of cash, cash equivalents, and restricted cash, $2.8 million of marketable securities, and $14.5 million available for withdrawal under the Amended Credit Facility Loan Agreement. Capital resources derived from retained cash flow have been and are currently expected to continue to be negligible. Retained operating cash flow represents our expected cash flow provided by operating activities, less stockholder distributions and capital expenditures to maintain stores. The Company's capital resources allow us to continue to execute our strategic business plan, which includes funding acquisitions, either directly or through joint ventures; expansion projects at our existing properties; and broadening our revenue base and pipeline of potential acquisitions through developing Global MaxManagement℠, our third-party management platform. Our board of directors regularly reviews our strategic business plan, including topics and metrices like capital formation, debt versus equity ratios, dividend policy, use of capital and debt, funds from operations ("FFO") and adjusted funds from operations ("AFFO") performance, and optimal cash levels.

We expect that the results of our operations will be affected by a number of factors. Many of the factors that will affect our operating results are beyond our control. The Company and its properties could be materially and adversely affected by the risks, or the public perception of the risks, related to, among other things, public health crises, natural disasters and geopolitical events, including the ongoing conflict between Russia, Belarus and Ukraine, the ongoing conflict between Israel and Hamas, financial and credit market volatility and disruptions, inflationary pressures, rising interest rates, supply chain issues, labor shortages and recessionary concerns.

Results of Operations for the Year Ended December 31, 2023 Compared with the Year Ended December 31, 2022

Revenues

Total revenues increased from $11,944,850 during the year ended December 31, 2022 to $12,190,715 during the year ended December 31, 2023, an increase of 2.1% or $245,865. Rental income increased from $11,485,511 during the year ended December 31, 2022 to $11,719,165 during the year ended December 31, 2023, an increase of 2.0% or $233,654. The increase in total revenues was due primarily to increased rental rates, and the results of our proprietary revenue rate management program of raising existing tenant rates.

Other store related income consists of customer insurance fees, sales of storage supplies, and other ancillary revenues. Other store related income increased from $375,571 in the year ended December 31, 2022 to $392,577 in the year ended December 31, 2023, an increase of 4.5% or $17,006. The increase was primarily attributable to an increase in insurance administration fees at our wholly-owned properties.

Operating Expenses

Total expenses increased from $8,417,660 during the year ended December 31, 2022 to $9,079,462 during the year ended December 31, 2023, an increase of 7.9% or $661,802, which was primarily due to an increase in certain general and administrative expenses and store operating expenses. Store operating expenses increased from $4,169,182 in the year ended December 31, 2022 to $4,549,038 in the year ended December 31, 2023, an increase of 9.1% or $379,856, which was primarily due to increased employment and real estate tax expenses.

Depreciation and amortization increased from $1,619,239 in the year ended December 31, 2022 to $1,634,044 in the year ended December 31, 2023, an increase of 0.9% of $14,805.

General and administrative expenses increased $295,401 for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The change is primarily attributable to an increase in employment expenses.

Business development, capital raising, and store acquisition expenses decreased from $48,340 to $20,080 during the year ended December 31, 2023 as compared to the year ended December 31, 2022. These costs primarily consisted of consulting costs in connection with business development, capital raising, and future potential store acquisitions, and expenses related to our third party management platform marketing initiatives. The majority of these expenses are non-recurring and fluctuate based on business development activity during the time period.

Operating Income

Operating income decreased from $3,527,190 during the year ended December 31, 2022 to $3,111,253 during the year ended December 31, 2023, a decrease of 11.8% or $415,937, which was primarily due to increased total expenses.

Other income (expense)

Interest expense on loans increased from $780,223 during the year ended December 31, 2022 to $846,406 during the year ended December 31, 2023, an increase of 8.5% or $66,183. This increase was attributable to the unrealized loss on the mark-to-market of the interest rate cap.

Dividend and interest income was $265,046 during the year ended December 31, 2023 as compared to $120,575 during the year ended December 31, 2022. The increase was attributable to the dividends earned on money market mutual fund balances.

The Company recognizes changes in the fair value of its investments in equity securities with readily determinable fair values in net income and, as such, recorded an unrealized gain of $408,876 for the year ended December 31, 2023 compared to an unrealized loss of $1,117,029 during the year ended December 31, 2022.

During the year ended December 31, 2022, the Company had other income of $307,210, attributable to a gain on the forgiveness of a Paycheck Protection Program ("PPP") term note.

Net income

For the year ended December 31, 2023, net income was $2,938,769 or $0.26 per fully diluted share. For the year ended December 31, 2022, net income was $2,057,723 or $0.19 per fully diluted share.

Non-GAAP Financial Measures

Funds from Operations ("FFO") and FFO per share are non-GAAP measures defined by the National Association of Real Estate Investment Trusts ("NAREIT") and are considered helpful measures of REIT performance by REITs and many REIT analysts. NAREIT defines FFO as a REIT's net income, excluding gains or losses from sales of property, and adding back real estate depreciation and amortization. The Company also excludes unrealized gains on marketable equity securities and gains relating to PPP loan forgiveness. FFO and FFO per share are not a substitute for net income or earnings per share. FFO is not a substitute for GAAP net cash flow in evaluating our liquidity or ability to pay dividends, because it excludes financing activities presented on our statements of cash flows. In addition, other REITs may compute these measures differently, so comparisons among REITs may not be helpful. However, the Company believes that to further understand the performance of its stores, FFO should be considered along with the net income and cash flows reported in accordance with GAAP and as presented in the Company's financial statements.

Adjusted FFO ("AFFO") and AFFO per share are non-GAAP measures that represent FFO and FFO per share excluding the effects of stock-based compensation, business development, capital raising, and acquisition related costs and non-recurring items, which we believe are not indicative of the Company's operating results. AFFO and AFFO per share are not a substitute for net income or earnings per share. AFFO is not a substitute for GAAP net cash flow in evaluating our liquidity or ability to pay dividends, because it excludes financing activities presented on our statements of cash flows. We present AFFO because we believe it is a helpful measure in understanding our results of operations insofar as we believe that the items noted above that are included in FFO, but excluded from AFFO, are not indicative of our ongoing operating results. We also believe that the analyst community considers our AFFO (or similar measures using different terminology) when evaluating us. Because other REITs or real estate companies may not compute AFFO in the same manner as we do, and may use different terminology, our computation of AFFO may not be comparable to AFFO reported by other REITs or real estate companies. However, the Company believes that to further understand the performance of its stores, AFFO should be considered along with the net income and cash flows reported in accordance with GAAP and as presented in the Company's financial statements.

We believe net operating income or "NOI" is a meaningful measure of operating performance because we utilize NOI in making decisions with respect to, among other things, capital allocations, determining current store values, evaluating store performance, and in comparing period-to-period and market-to-market store operating results. In addition, we believe the investment community utilizes NOI in determining operating performance and real estate values and does not consider depreciation expense because it is based upon historical cost. NOI is defined as net store earnings before general and administrative expenses, interest, taxes, depreciation, and amortization.

NOI is not a substitute for net income, net operating cash flow, or other related GAAP financial measures, in evaluating our operating results.

Same-Store Self Storage Operations

We consider our same-store portfolio to consist of only those stores owned and operated on a stabilized basis at the beginning and at the end of the applicable periods presented. We consider a store to be stabilized once it has achieved an occupancy rate that we believe, based on our assessment of market-specific data, is representative of similar self storage assets in the applicable market for a full year measured as of the most recent January 1 and has not been significantly damaged by natural disaster or undergone significant renovation or expansion. We believe that same-store results are useful to investors in evaluating our performance because they provide information relating to changes in store-level operating performance without taking into account the effects of acquisitions, dispositions or new ground-up developments. As of December 31, 2023, we owned twelve same-store properties and zero non-same-store properties. The Company believes that by providing same-store results from a stabilized pool of stores, with accompanying operating metrics including, but not limited to, variances in occupancy, rental revenue, operating expenses, NOI, etc., stockholders and potential investors are able to evaluate operating performance without the effects of non-stabilized occupancy levels, rent levels, expense levels, acquisitions or completed developments. Same-store results should not be used as a basis for future same-store performance or for the performance of the Company's stores as a whole.

Same-store occupancy as of the end of the three months and year ended December 31, 2023 decreased by 30 basis points to 89.3% from 89.6% for the same period in 2022. As of March 15, 2024, occupancy at the Company's same-store properties was 92.1%.

Same-store revenues decreased by 2.5% for the three months ended December 31, 2023 versus the three months ended December 31, 2022, and increased by 2.1% for the year ended December 31, 2023 versus the year ended December 31, 2022. Same-store cost of operations increased by 5.3% for the three months ended December 31, 2023 versus the three months ended December 31, 2022, and increased by 9.1% for the twelve months ended December 31, 2023 versus the twelve months ended December 31, 2022. Same-store NOI decreased by 7.1% for the three months ended December 31, 2023 versus the three months ended December 31, 2022, and decreased by 1.7% for the twelve months ended December 31, 2023 versus the twelve months ended December 31, 2022. The decrease in same-store NOI was due primarily to an increase in expenses.

We believe that our results were driven by, among other things, our internet and digital marketing initiatives which helped maintain our overall average same-store occupancy of approximately 90% as of December 31, 2023. Also, contributing to our results were our customer service efforts which we believe were essential in building local brand loyalty resulting in powerful referral and word-of-mouth market demand for our storage units and services.

These results are summarized as follows:

SAME - STORE PROPERTIES

Twelve Months Ended December 31,		2023		2022		Variance	% Change
Revenues	$	12,111,742	$	11,861,082	$	250,660	2.1%
Cost of operations	$	4,549,038	$	4,169,182	$	379,856	9.1%
Net operating income	$	7,562,704	$	7,691,900	$	(129,196)	-1.7%
Depreciation and amortization	$	1,449,571	$	1,433,060	$	16,511	1.2%
Net leasable square footage at period end*		830,019		829,448		571	0.1%
Net leased square footage at period end*		741,248		743,476		(2,228)	-0.3%
Overall square foot occupancy at period end		89.3%		89.6%		-0.3%	-0.3%
Total annualized revenue per leased square foot	$	16.34	$	15.95	$	0.39	2.4%
Total available leasable storage units*		6,420		6,404		16	0.2%
Number of leased storage units		5,589		5,673		(84)	-1.5%

SAME - STORE PROPERTIES

Three Months Ended December 31,		2023		2022		Variance	% Change
Revenues		$2,960,108		$3,037,160	$	(77,052)	-2.5%
Cost of operations		$1,174,658		$1,115,702	$	58,956	5.3%
Net operating income		$1,785,450		$1,921,458	$	(136,008)	-7.1%
Depreciation and amortization	$	363,262	$	358,847	$	4,415	1.2%
Net leasable square footage at period end*		830,019		829,448		571	0.1%
Net leased square footage at period end*		741,248		743,476		(2,228)	-0.3%
Overall square foot occupancy at period end		89.3%		89.6%		-0.3%	-0.3%
Total annualized revenue per leased square foot	$	15.97	$	16.34	$	(0.37)	-2.3%
Total available leasable storage units*		6,420		6,404		16	0.2%
Number of leased storage units		5,589		5,673		(84)	-1.5%

* From time to time, as guided by market conditions, net leasable square footage, net leased square footage and total available storage units at our properties may increase or decrease as a result of consolidation, division or reconfiguration of storage units. Similarly, leasable square footage may increase or decrease due to expansion or redevelopment of our properties.

The following table presents a reconciliation of same-store net operating income to net income as presented on our consolidated statements of operations for the periods indicated (unaudited):

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,	
	2023	2022	2023	2022
Net income	$ 1,097,400	$ 440,451	$ 2,938,769	$ 2,057,723
Adjustments:				
Management fees and other income	(16,262)	(21,550)	(78,973)	(83,768)
General and administrative	703,335	688,516	2,876,300	2,580,899
Depreciation and amortization	409,420	404,897	1,634,044	1,619,239
Business development	8,928	1,632	20,080	48,340
Dividend and interest income	(70,085)	(27,681)	(265,046)	(120,575)
Unrealized (gain) loss on marketable equity securities	(574,142)	227,144	(408,876)	1,117,029
Interest expense	226,856	208,049	846,406	780,223
Gain on Paycheck Protection Program (PPP) loan forgiveness	—	—	—	(307,210)
Total same-store net operating income	$ 1,785,450	$ 1,921,458	$ 7,562,704	$ 7,691,900

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,	
	2023	2022	2023	2022
Same-store revenues	$ 2,960,108	$ 3,037,160	$ 12,111,742	$ 11,861,082
Same-store cost of operations	$ 1,174,658	$ 1,115,702	$ 4,549,038	$ 4,169,182
Total same-store net operating income	$ 1,785,450	$ 1,921,458	$ 7,562,704	$ 7,691,900

Analysis of Same-Store Revenue

For the three and twelve months ended December 31, 2023, revenue decreased 2.5% and increased 2.1%, respectively, as compared to the same periods in 2022. The increase in the twelve months ended December 31, 2023 was attributable to, among other things, increased rental rates, and the results of our proprietary revenue rate management program of raising existing tenant rates. Same store average overall square foot occupancy for all of the Company's same-stores combined decreased by 30 basis points to 89.3% in the twelve months ended December 31, 2023 from 89.6% in the twelve months ended December 31, 2022. As of March 15, 2024, occupancy at the Company's same-store properties was 92.1%.

We believe that our focus on maintaining high occupancy helps us to maximize rental income at our properties. We seek to maintain an average square foot occupancy level at or above 90% by regularly adjusting the rental rates and promotions offered to attract new tenants as well as adjusting our online marketing efforts in seeking to generate sufficient move-in volume to replace tenants that vacate. Demand may fluctuate due to various local and regional factors, including the overall economy. Demand is generally higher in the summer months than in the winter months and, as a result, rental rates charged to new tenants are typically higher in the summer months than in the winter months.

As of December 31, 2023, we observed no material degradation in rent collections. However, we believe that our bad debt losses could increase from historical levels, due to (i) cumulative stress (such as inflation, COVID-19, recession fears, etc.) on our customers' financial capacity and (ii) reduced rent recoveries from auctioned units.

We may experience a change in the move-out patterns of our long-term customers due to economic uncertainty. This could lead to lower occupancies and rent "roll down" as long-term customers are replaced with new customers at lower rates.

We currently expect rental income growth, if any, to come from a combination of the following: (i) continued existing tenant rent increases, (ii) higher rental rates charged to new tenants, (iii) lower promotional discounts, and (iv) higher occupancies. Our future rental income growth will likely also be dependent upon many factors for each market that we operate in, including, among other things, demand for self storage space, the level of competitor supply of self storage space, and the average length of stay of our tenants. Increasing existing tenant rental rates, generally on an annual basis, is a key component of our revenue growth. We typically determine the level of rental increases based upon our expectations regarding the impact of existing tenant rate increases on incremental move-outs. We currently expect existing tenant rent increases for 2024, if any, to be similar to, or slightly greater than, those for the year ended December 31, 2023.

It is difficult to predict trends in move-in, move-out, in place contractual rents, and occupancy levels. Current trends, when viewed in the short-term, are volatile and not necessarily predictive of our revenues going forward because they may be subject to many short-term factors. Such factors include, among others, initial move-in rates, seasonal factors, unit size and geographical mix of the specific tenants moving in or moving out, the length of stay of the tenants moving in or moving out, changes in our pricing strategies, and the degree and timing of rate increases previously passed to existing tenants.

Importantly, we continue to refine our proprietary revenue rate management program which includes regular internet data scraping of local competitors' prices. We do this in seeking to maintain our competitive market price advantage for our various sized storage units at our stores. This program helps us in seeking to maximize each store's occupancies and our self storage revenue and NOI. We believe that, through our various marketing initiatives, we can continue to attract high quality, long term tenants who we expect will be storing with us for years. As of December 31, 2023, our average tenant duration of stay was approximately 3.4 years, up from approximately 3.3 years as of December 31, 2022.

Analysis of Same-Store Cost of Operations

Same-store cost of operations increased 5.3% or $58,956 for the three months ended December 31, 2023 versus the three months ended December 31, 2022, and increased 9.1% or $379,856 for the twelve months ended December 31, 2023 versus the twelve months ended December 31, 2022. This increase in same-store cost of operations for the twelve months ended December 31, 2023 was due primarily to increased expenses for employment and real estate taxes.

Employment. On-site store manager, regional manager and district payroll expense increased 3.7% or $12,218 for the three months ended December 31, 2023 versus the three months ended December 31, 2022, and increased 9.3% or $113,353 for the twelve months ended December 31, 2023 as compared to the same period in 2022. This increase was due primarily to routine employee additions and inflationary increases in compensation rates for existing employees. We currently expect inflationary increases in compensation rates for existing employees and other increases in compensation costs as we potentially add new stores as well as district, regional, and store managers.

Real Estate Property Tax. Store property tax expense increased 10.4% or $43,611 for the three months ended December 31, 2023 versus the three months ended December 31, 2022, and increased 14.5% or $213,519 for the twelve months ended December 31, 2023 as compared to the same period in 2022. The increase in property tax expense during the year ended December 31, 2023 is primarily due to increased property assessment valuations and the loss of our Class 8 tax incentive granted to SSG Dolton LLC. See the section titled "Property Tax Expenses at Dolton, IL" for additional detail. We currently expect same-store property tax expenses to increase during 2024, primarily due to increased property assessment valuations.

Administrative. We classify administrative expenses as bank charges related to processing the stores' cash receipts, credit card fees, repairs and maintenance, utilities, landscaping, alarm monitoring and trash removal. Administrative expenses decreased 10.1% or $19,658 in the three months ended December 31, 2023 as compared to the same period in 2022, and decreased 5.1% or $43,210 in the twelve months ended December 31, 2023 as compared to the same period in 2022. We experienced a decrease in administrative expenses for the year ended December 31, 2023 due primarily to decreased utilities and landscaping expense. Credit card fees increased for the year ended December 31, 2023 due to an increase in rental payments received through credit cards, which is one of the results of our initiatives in building a higher quality overall tenant base. We currently expect moderate increases in other direct store costs in 2024.

Repairs and maintenance expense decreased 24.1% or $10,024 for the three months ended December 31, 2023 versus the three months ended December 31, 2022, and increased 13.9% or $21,612 for the twelve months ended

December 31, 2023 as compared to the same period in 2022. We experienced an increase in repairs and maintenance expense for the year ended December 31, 2023 due primarily to inflation and an increased number of one-off repairs in 2023 as compared to 2022.

Our utility expenses are currently comprised of electricity, oil, and gas costs, which vary by store and are dependent upon energy prices and usage levels. Changes in usage levels are driven primarily by weather and temperature. Also, affecting our utilities expenses over time is our ongoing LED light replacement program at all of our stores which has already resulted in lower electricity usage. Utility expense decreased 10.2% or $5,731 for the three months ended December 31, 2023 versus the three months ended December 31, 2022, and decreased 4.2% or $11,293 for the twelve months ended December 31, 2023 as compared to the same period in 2022, primarily due to lower energy usage during the three and twelve months ended December 31, 2023 versus the same periods in 2022. It is difficult to estimate future utility costs because weather, temperature, and energy prices are volatile and unpredictable. However, based upon current trends and expectations regarding commercial electricity rates, we currently expect inflationary increases in rates combined with lower usage resulting in higher net utility costs in 2024.

Landscaping expenses, which include snow removal costs, decreased 19.2% or $5,685 for the three months ended December 31, 2023 versus the three months ended December 31, 2022, and decreased 43.0% or $74,916 in the twelve months ended December 31, 2023 compared to the same period in 2022. The decrease in landscaping expense in the twelve months ended December 31, 2023 versus the same period in 2022 is primarily due to lower snow removal costs. Landscaping expense levels are dependent upon many factors such as weather conditions, which can impact landscaping needs including, among other things, snow removal, inflation in material and labor costs, and random events. We currently expect inflationary increases in landscaping expense in 2024, excluding snow removal expense, which is primarily weather dependent and unpredictable.

Marketing. Marketing expense is comprised principally of internet advertising and the operating costs of our 24/7 kiosk and telephone call and reservation center. Marketing expense varies based upon demand, occupancy levels, and other factors. Internet advertising, in particular, can increase or decrease significantly in the short term in response to these factors. Marketing expense decreased 7.8% or $6,862 for the three months ended December 31, 2023 versus the three months ended December 31, 2022, and decreased 14.6% or $43,131 for the twelve months ended December 31, 2023 as compared to the same period in 2022. The decrease in marketing expense in the twelve months ended December 31, 2023 versus the same period in 2022 is primarily due to decreased marketing costs and internet advertising expenses during the year ended 2023. Based upon current trends in move-ins, move-outs, and occupancies, we currently expect marketing expense to increase in 2024.

General. Other direct store costs include general expenses incurred at the stores. General expenses include items such as store insurance, business license costs, and the cost of operating each store's rental office including supplies and telephone and data communication lines. General expenses increased 33.4% or $27,522 in the three months ended December 31, 2023 as compared to the same period in 2022, and increased 10.8% or $34,330 in the twelve months ended December 31, 2023 as compared to the same period in 2022, primarily due to increased insurance expense. We currently expect moderate increases in other direct store costs in 2024.

Lien Administration. Lien administration expenses increased 64.9% or $2,126 in the three months ended December 31, 2023 as compared to the same period in 2022, and increased 51.1% or $6,751 in the twelve months ended December 31, 2023 as compared to the same period in 2022.

Property Tax Expenses at Dolton, IL

Late in the third quarter of 2017, our Dolton, IL property was reassessed by the municipality and separately, our Class 8 tax incentive renewal hearing was held. As a result of those two events, our Dolton, IL property was reassessed at approximately 52% higher and the Class 8 tax incentive was not renewed. These events were applied retroactively to take effect on January 1, 2017. Property tax expenses have increased to $399,000 during 2020, $417,000 during 2021, $532,000 during 2022, and $559,000 during 2023. The Class 8 tax incentive phased out over the years 2017, 2018, 2019, 2020, and 2021. Both the property tax reassessment and our Class 8 tax incentive renewal status are currently under appeal. However, there is no guarantee that either the assessment will be reduced or our Class 8 tax incentive status will be reinstated.

Analysis of Global Self Storage FFO and AFFO

The following tables present a reconciliation and computation of net income to funds from operations ("FFO") and adjusted funds from operations ("AFFO") and earnings per share to FFO and AFFO per share (unaudited):

	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022
Net income	$ 1,097,400	$ 440,451	$ 2,938,769	$ 2,057,723
Eliminate items excluded from FFO:				
Unrealized (gain) loss on marketable equity securities	(574,142)	227,144	(408,876)	1,117,029
Depreciation and amortization	409,420	404,897	1,634,044	1,619,239
Gain on Paycheck Protection Program (PPP) loan forgiveness	—	—	—	(307,210)
FFO attributable to common stockholders	**932,678**	**1,072,492**	**4,163,937**	**4,486,781**
Adjustments:				
Compensation expense related to stock-based awards	73,324	42,809	199,752	173,921
Business development, capital raising, and property acquisition costs	8,928	1,632	20,080	48,340
AFFO attributable to common stockholders	**$ 1,014,930**	**$ 1,116,933**	**$ 4,383,769**	**$ 4,709,042**
Earnings per share attributable to common stockholders - basic	$ 0.10	$ 0.04	$ 0.26	$ 0.19
Earnings per share attributable to common stockholders - diluted	$ 0.10	$ 0.04	$ 0.26	$ 0.19
FFO per share - diluted	$ 0.08	$ 0.10	$ 0.38	$ 0.41
AFFO per share - diluted	$ 0.09	$ 0.10	$ 0.40	$ 0.43
Weighted average shares outstanding - basic	11,057,928	11,025,477	11,045,699	10,845,884
Weighted average shares outstanding - diluted	11,096,619	11,071,042	11,087,217	10,900,041

Analysis of Global Self Storage Store Expansions

In addition to actively reviewing a number of store and portfolio acquisition candidates, we have been working to further redevelop and expand our current stores. In 2020, we completed three expansion / conversion projects at our properties located in Millbrook, NY, McCordsville, IN, and West Henrietta, NY. In 2021 and 2023, we completed conversion projects at our property located in Lima, OH.

In 2019, the Company broke ground on the Millbrook, NY expansion, which added approximately 11,800 leasable square feet of all-climate-controlled units. Upon completion in February 2020, the Millbrook, NY store's area occupancy dropped from approximately 88.6% to approximately 45.5%. As of June 30, 2021, the Millbrook, NY store's total area occupancy was approximately 95.4%.

In the first quarter of 2020, the Company began reviewing plans to convert certain commercially-leased space to all-climate-controlled units at the McCordsville, IN property. In April 2020, the Company commenced such conversion, which resulted in a new total of 535 units and 76,360 leasable square feet at the McCordsville, IN property. Upon completion in June 2020, the McCordsville, IN store's total area occupancy dropped from what would have been approximately 97.4% to approximately 79.1%. As of June 30, 2021, the McCordsville, IN store's total area occupancy was approximately 94.7%.

Our West Henrietta, NY store expansion project, completed in August 2020, added approximately 7,300 leasable square feet of drive-up storage units. Upon completion of the expansion project, West Henrietta, NY's total area occupancy dropped from approximately 89.6% to approximately 77.9%. As of June 30, 2021, the West Henrietta, NY store's total area occupancy was approximately 89.1%.

In 2021, the Company began reviewing plans to convert certain commercially-leased spaces to approximately 3,000 leasable square feet of all-climate-controlled units at the Lima, OH property. In July 2021, the Company completed such conversion, resulting in a new total of 756 units and 96,883 leasable square feet at the Lima, OH property. Upon completion, total area occupancy was approximately 94.8%. This conversion did not constitute a significant renovation or expansion because it only added approximately 3,000 leasable square feet of self storage to the property. As such, our Lima, OH property remained a same store property.

In 2022, the Company began reviewing plans to convert certain commercially-leased spaces to approximately 2,500 leasable square feet of all-climate-controlled units at the Lima, OH property. In January 2023, the Company completed such conversion, resulting in a new total of 767 units and 94,928 leasable square feet at the Lima, OH property. Upon completion, total area occupancy was approximately 91.1%. This conversion did not constitute a significant renovation or expansion because it only added approximately 2,500 leasable square feet of self storage to the property. As such, our Lima, OH property remained a same store property.

Analysis of Realized and Unrealized Gains (Losses)

Unrealized gains/(losses) on the Company's investment in marketable equity securities for the three and twelve months ended December 31, 2023 were $574,142 and $408,876, respectively, and for the three and twelve months ended December 31, 2022 were $(227,144) and $(1,117,029), respectively. As we continue to acquire and/or redevelop additional stores, as part of the funding for such activities, we may liquidate our investment in marketable equity securities and potentially realize gains or losses. As of December 31, 2023, our cumulative unrealized gain on marketable equity securities was $2,019,542. There were no realized gains or losses for the twelve months ended December 31, 2023 and December 31, 2022.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

The financial statements are included in this annual report beginning on page F-3.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There were no disagreements with our accountants on accounting and financial disclosures during the last two fiscal years.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures to ensure that information required to be disclosed in the reports we file pursuant to the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rule 13a-15(e) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide a reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We have a disclosure controls and procedures committee, comprised of the Chief Executive Officer and Chief Financial Officer, which meets as necessary and is responsible for considering the materiality of information and determining our disclosure obligations on a timely basis.

The disclosure controls and procedures committee carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, audit committee, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and board of directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework).

Based on this assessment, our management believes that, as of December 31, 2023, our internal control over financial reporting was effective based on those criteria.

Changes in Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(d) and 15d-15(d) under the Exchange Act) that occurred during our fiscal fourth quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

On March 25, 2024, the Company entered into a second amended and restated employment agreement (the Agreement") with its Chief Executive Officer and President, Mark C. Winmill.

The Agreement has an initial term of three years and is subject to automatic one-year extensions thereafter, unless either party provides at least 90 days' notice of non-renewal.

The Agreement provides for:

- a monthly base salary of $37,250;

- eligibility for an annual cash performance bonus based on the satisfaction of performance goals established by our board of directors or its compensation committee; and

- participation in benefit plans applicable generally to executive officers.

The Agreement provides that, if Mr. Winmill's employment is terminated by the Company without "cause" or by Mr. Winmill for "good reason" (each as defined in the Agreement), or as a result of the Company's notice of non-renewal of the employment term, Mr. Winmill will be entitled to the following severance payments and benefits, subject to the execution and non-revocation of a general release of claims:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;

- an amount equal to three times the sum of Mr. Winmill's annual base salary plus the greater of the average annual bonus received by Mr. Winmill with respect to the two years prior to the year of termination and Mr. Winmill's "target" annual bonus; and

- continued health benefits (including for Mr. Winmill's dependents) for twenty-four months following termination.

In the event Mr. Winmill's employment terminates by reason of his death or disability he or his estate shall receive:

- accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;

- a prorated annual bonus for the year in which the termination occurs; and

- continued health benefits (including for Mr. Winmill's dependents) for twenty-four months following termination.

The Agreement contains standard confidentiality provisions, which apply indefinitely, and both non-competition and non-solicitation of employees and customers covenants, which apply during the term of employment and for a period of twelve months thereafter.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information regarding our executive officers and certain other matters required by Item 401 of Regulation S-K is incorporated herein by reference to our definitive proxy statement relating to our annual meeting of stockholders (the "Proxy Statement"), to be filed with the SEC within 120 days after December 31, 2023.

The information regarding compliance with Section 16(a) of the Exchange Act required by Item 405 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

The information regarding our Code of Business Conduct and Ethics required by Item 406 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

The information regarding certain matters pertaining to our corporate governance required by Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Item 11. Executive Compensation.

The information regarding executive compensation and other compensation related matters required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The tables on equity compensation plan information and beneficial ownership of the Company required by Items 201(d) and 403 of Regulation S-K are incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information regarding transactions with related persons, promoters and certain control persons and trustee independence required by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

Item 14. Principal Accounting Fees and Services.

The information concerning principal accounting fees and services and the Audit Committee's pre-approval policies and procedures required by Item 14 is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2023.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

    (a) Documents filed as part of this report:

        1. Financial Statements.

            (1) and (2). All Financial Statements and Financial Statement Schedules filed as part of this annual report are included in Part II, Item 8—"Financial Statements and Supplementary Data" of this annual report and reference is made thereto.

            (3) The list of exhibits filed with this annual report is set forth in response to Item 15(b).

    (b) Exhibits. The following documents are filed or incorporated by references as exhibits to this report:

Exhibit Item	Number and Description	Incorporated by Reference	Filed Herewith
3.1.1.	Articles Supplementary of Global Self Storage, Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on October 20, 2017 and incorporated herein by reference)	X	
3.1.2.	Articles of Amendment and Restatement of Global Self Storage, Inc. (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed on October 20, 2017 and incorporated herein by reference)	X	
3.2.	Fourth Amended and Restated Bylaws of Global Self Storage, Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 10, 2022 and incorporated herein by reference)	X	
4.1	Rights Agreement (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 2, 2016 and incorporated herein by reference)	X	
4.2	First Amendment, dated October 20, 2017, to Rights Agreement, dated as of January 29, 2016, between Global Self Storage, Inc. and American Stock Transfer & Trust Company, LLC (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 20, 2017 and incorporated herein by reference)	X	
4.3	Form of Registration Rights Agreement by and between the Company and Tuxis (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on November 30, 2016 and incorporated herein by reference)	X	
4.4	Description of Securities of Global Self Storage, Inc. (filed as Exhibit 4.4 to the Company's Annual Report on Form 10-K filed on March 31, 2021 and incorporated herein by reference)	X	
10.1	Guaranty dated June 24, 2016 by Global Self Storage, Inc. in favor of Insurance Strategy Funding IV, LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 30, 2016 and incorporated herein by reference)	X	
10.2	Loan Agreement dated June 24, 2016 between certain subsidiaries of Global Self Storage, Inc. and Insurance Strategy Funding IV, LLC (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 30, 2016 and incorporated herein by reference)	X	
10.3	Promissory Note dated June 24, 2016 between certain subsidiaries of Global Self Storage, Inc. and Insurance Strategy Funding IV, LLC (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on June 30, 2016 and incorporated herein by reference)	X	

10.4	Form of Mortgage, Assignment of Leases and Rents and Security Agreement (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on June 30, 2016 and incorporated herein by reference)	X	
10.5	Second Amended and Restated Employment Agreement between Mark C. Winmill and the Company dated March 25, 2024		X
10.6	Global Self Storage, Inc. 2017 Equity Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 20, 2017 and incorporated herein by reference)	X	
10.7	Form of Restricted Share Award Agreement (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-8 filed on March 28, 2018 and incorporated herein by reference)	X	
10.8	Form of Performance Share Award Agreement (filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K filed on March 31, 2022 and incorporated herein by reference)	X	
10.9	Loan Agreement dated December 20, 2018 between certain subsidiaries of Global Self Storage, Inc. and TCF National Bank (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 21, 2018 and incorporated herein by reference)	X	
10.10	Guaranty dated December 20, 2018 by Global Self Storage, Inc. in favor of TCF National Bank (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 21, 2018 and incorporated herein by reference)	X	
10.11	Amended and Restated Guaranty of Payment dated July 6, 2021 by Global Self Storage, Inc. in favor of The Huntington National Bank, successor by merger to TCF National Bank (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 6, 2021 and incorporated herein by reference)	X	
10.12	First Amendment to the Loan Documents dated July 6, 2021 between certain subsidiaries of Global Self Storage, Inc. and The Huntington National Bank, successor by merger to TCF National Bank (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 6, 2021 and incorporated herein by reference)	X	
10.13	At Market Offering Sales Agreement, dated January 14, 2022 by and between Global Self Storage, Inc. and B. Riley Securities, Inc. (filed as Exhibit 1.1 to the Company's Current Report on Form 8-K filed on January 14, 2022 and incorporated herein by reference)	X	
21.1	Subsidiaries of the Company		X
23.1	Consent of RSM US LLP for Global Self Storage, Inc.		X
24.1	Powers of Attorney (included as part of the signature pages hereto)		
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		X
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		X
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
97.1	Policy for the Recovery of Erroneously Awarded Compensation	X
101.	The following materials from Global Self Storage, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023, are formatted in Inline XBRL (eXtensible Business Reporting Language): (1) consolidated balance sheets; (2) consolidated statements of operations; (3) consolidated statements of comprehensive income (loss); (4) consolidated statement of changes in equity; (5) consolidated statements of cash flows; (6) notes to consolidated financial statements; and (7) financial statement schedule III.	X
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2023 has been formatted in Inline XBRL (eXtensible Business Reporting Language) and in included in Exhibit 101.	X

Item 16. Form 10-K Summary.

Not applicable.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


GLOBAL SELF STORAGE, INC.


Date: March 26, 2024

/s/ Mark C. Winmill
By: Mark C. Winmill
Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)


POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark C. Winmill, Donald Klimoski II, and Russell Kamerman, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Form 10-K and any and all amendments thereto, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 26, 2024	/s/ Mark C. Winmill
	By: Mark C. Winmill
	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)
Date: March 26, 2024	/s/ Thomas O'Malley
	By: Thomas O'Malley
	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Date: March 26, 2024	/s/ Thomas B. Winmill
	By: Thomas B. Winmill
	Director
Date: March 26, 2024	/s/ Russell E. Burke III
	By: Russell E. Burke III
	Director
Date: March 26, 2024	/s/ George B. Langa
	By: George B. Langa
	Director
Date: March 26, 2024	/s/ William C. Zachary
	By: William C. Zachary
	Director
Date: March 26, 2024	/s/ Sally C. Carroll
	By: Sally C. Carroll
	Director

Global Self Storage, Inc.

Financial Statements`

Table of Contents

Report of Independent Registered Public Accounting Firm

Stockholders and the Board of Directors
Global Self Storage, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Global Self Storage, Inc. and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ RSM US LLP

We have served as the Company's auditor since 2019.

Dallas, Texas
March 26, 2024

GLOBAL SELF STORAGE, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
Assets		
Real estate assets, net	$ 55,481,220	$ 56,884,160
Cash and cash equivalents	6,921,779	6,363,610
Restricted cash	106,767	151,397
Investments in securities	2,775,029	2,366,153
Accounts receivable	169,410	168,299
Prepaid expenses and other assets	629,196	479,458
Interest rate cap	50,881	123,152
Line of credit issuance costs, net	50,801	152,402
Goodwill	694,121	694,121
Total assets	$ 66,879,204	$ 67,382,752
Liabilities and stockholders' equity		
Note payable, net	$ 16,901,219	$ 17,420,854
Accounts payable and accrued expenses	1,731,958	1,622,784
Total liabilities	18,633,177	19,043,638
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $0.01 par value: 50,000,000 shares authorized, no shares outstanding	—	—
Common stock, $0.01 par value: 450,000,000 shares authorized; 11,153,513 shares and 11,109,077 shares issued and outstanding at December 31, 2023 and 2022, respectively	111,535	111,091
Additional paid in capital	49,229,020	49,029,712
Accumulated deficit	(1,094,528)	(801,689)
Total stockholders' equity	48,246,027	48,339,114
Total liabilities and stockholders' equity	$ 66,879,204	$ 67,382,752

See notes to consolidated financial statements.

GLOBAL SELF STORAGE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31, 2023		Year Ended December 31, 2022	
Revenues				
Rental income	$	11,719,165	$	11,485,511
Other property related income		392,577		375,571
Management fees and other income		78,973		83,768
Total revenues		12,190,715		11,944,850
Expenses				
Property operations		4,549,038		4,169,182
General and administrative		2,876,300		2,580,899
Depreciation and amortization		1,634,044		1,619,239
Business development		20,080		48,340
Total expenses		9,079,462		8,417,660
Operating income		3,111,253		3,527,190
Other income (expense)				
Dividend and interest income		265,046		120,575
Unrealized gain (loss) on marketable equity securities		408,876		(1,117,029)
Interest expense		(846,406)		(780,223)
Gain on Paycheck Protection Program (PPP) loan forgiveness		—		307,210
Total other expense, net		(172,484)		(1,469,467)
Net income and comprehensive income	$	2,938,769	$	2,057,723
Earnings per share				
Basic	$	0.26	$	0.19
Diluted	$	0.26	$	0.19
Weighted average shares outstanding				
Basic		11,045,699		10,845,884
Diluted		11,087,217		10,900,041

See notes to consolidated financial statements.

GLOBAL SELF STORAGE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Common stock | | Paid in | Retained earnings (accumulated | Total stockholders' |
	Shares	Par value	capital	deficit)	equity
Balance at December 31, 2021	10,708,613	$ 107,086	$ 46,851,360	$ 159,651	$ 47,118,097
Restricted stock grants issued	29,944	299	(299)	—	—
Restricted stock grants forfeiture	(3,313)	(33)	33	—	—
Issuance of common stock, net of expenses	373,833	3,739	2,004,697	—	2,008,436
Stock-based compensation	—	—	173,921	—	173,921
Net income	—	—	—	2,057,723	2,057,723
Dividends	—	—	—	(3,019,063)	(3,019,063)
Balance at December 31, 2022	11,109,077	111,091	49,029,712	(801,689)	48,339,114
Restricted stock grants issued	49,455	494	(494)	—	—
Restricted stock grants forfeiture	(5,019)	(50)	50	—	—
Stock-based compensation	—	—	199,752	—	199,752
Net income	—	—	—	2,938,769	2,938,769
Dividends	—	—	—	(3,231,608)	(3,231,608)
Balance at December 31, 2023	11,153,513	$ 111,535	$ 49,229,020	$ (1,094,528)	$ 48,246,027

See notes to consolidated financial statements.

GLOBAL SELF STORAGE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows from operating activities		
Net income	$ 2,938,769	$ 2,057,723
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	1,634,044	1,619,239
Unrealized (gain) loss on marketable equity securities	(408,876)	1,117,029
Unrealized loss (gain) on interest rate cap premium	72,271	(113,744)
Amortization of loan procurement costs	138,735	139,895
Stock-based compensation	199,752	173,921
Gain on PPP loan forgiveness	—	(307,210)
Changes in operating assets and liabilities:		
Accounts receivable	(1,111)	(47,658)
Prepaid expenses and other assets	(131,265)	108,861
Accounts payable and accrued expenses	81,779	48,999
Net cash provided by operating activities	4,524,098	4,797,055
Cash flows from investing activities		
Improvements and equipment additions	(231,104)	(113,333)
Net cash used in investing activities	(231,104)	(113,333)
Cash flows from financing activities		
Principal payments on note payable	(556,769)	(533,952)
Dividends paid	(3,222,686)	(3,014,108)
Issuance of common stock, net of expenses	—	2,008,436
Proceeds received on PPP loan forgiveness	—	307,210
Net cash used in financing activities	(3,779,455)	(1,232,414)
Net increase in cash, cash equivalents, and restricted cash	513,539	3,451,308
Cash, cash equivalents, and restricted cash, beginning of period	6,515,007	3,063,699
Cash, cash equivalents, and restricted cash, end of period	$ 7,028,546	$ 6,515,007
Supplemental cash flow and noncash information		
Cash paid for interest	$ 735,620	$ 758,439
Supplemental disclosure of noncash activities:		
Dividends payable	$ 8,923	$ 4,955

See notes to consolidated financial statements.

GLOBAL SELF STORAGE, INC.
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Global Self Storage, Inc. (the "Company," "we," "our," "us") is a self-administered and self-managed Maryland real estate investment trust ("REIT") that owns, operates, manages, acquires, and redevelops self storage properties ("stores" or "properties") in the United States. Through its wholly owned subsidiaries, the Company owns and/or manages 13 self-storage properties in Connecticut, Illinois, Indiana, New York, Ohio, Pennsylvania, South Carolina, and Oklahoma. The Company operates primarily in one segment: rental operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company are presented on the accrual basis of accounting in accordance with GAAP and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Cash, Cash Equivalents, and Restricted Cash

The Company's cash is deposited with financial institutions located throughout the United States and at times may exceed federally insured limits. The Company considers all highly liquid investments, which may include money market fund shares, with a maturity of three months or less at the time of purchase, to be cash equivalents. Restricted cash is comprised of escrowed funds deposited with a bank relating to capital expenditures.

The carrying amount reported on the balance sheet for cash, cash equivalents, and restricted cash approximates fair value.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash in our consolidated balance sheets to the total amount shown in our consolidated statements of cash flows:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 6,921,779	$ 6,363,610
Restricted cash	$ 106,767	151,397
Total cash, cash equivalents, and restricted cash as shown in our consolidated statements of cash flows	$ 7,028,546	$ 6,515,007

Income Taxes

The Company has elected to be treated as a REIT under the Internal Revenue Code ("IRC"). In order to maintain its qualification as a REIT, among other things, the Company is required to distribute at least 90% of its REIT taxable income to its stockholders and meet certain tests regarding the nature of its income and assets. As a REIT, the Company is not subject to federal income tax with respect to that portion of its income which meets certain criteria and is distributed annually to stockholders. The Company plans to continue to operate so that it meets the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If the Company were to fail to meet these requirements, it would be subject to federal income tax. In management's opinion, the requirements to maintain these elections are being met. The Company is subject to certain state and local taxes.

The Company has elected to treat its corporate subsidiary, SSG TRS LLC, as a taxable REIT subsidiary ("TRS"). In general, the Company's TRS may perform additional services for tenants and may engage in any real estate or non-real estate related business. A TRS is subject to federal and state and local corporate income tax.

The Company recognizes the tax benefits of uncertain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. The Company has reviewed its tax positions and has concluded that no liability for unrecognized tax benefits should be recorded or disclosed related to uncertain tax positions taken on federal, state, and local income tax returns for open tax years (2020 – 2022), or is expected to be taken in the Company's 2023 tax returns.

Marketable Equity Securities

Investments in equity securities that have readily determinable fair values are measured at fair value. Gains or losses from changes in the fair value of equity securities are recorded in net income, until the investment is sold or otherwise disposed. The specific identification method is used to determine the realized gain or loss on investments sold or otherwise disposed.

Fair value is determined using a valuation hierarchy generally by reference to an active trading market, using quoted closing or bid prices. Judgment is used to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

Real Estate Assets

Real estate assets are carried at cost less accumulated depreciation. Direct and allowable internal costs associated with the development, construction, renovation, and improvement of real estate assets are capitalized. Property taxes and other costs associated with development incurred during a construction period are capitalized. A construction period begins when expenditures for a real estate asset have been made and activities that are necessary to prepare the asset for its intended use are in progress. A construction period ends when an asset is substantially complete and ready for its intended use.

Acquisition costs are generally capitalized for acquisitions that qualify as asset acquisitions. When properties are acquired, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values. Allocations to land, building and improvements, and equipment are recorded based upon their respective fair values as estimated by management.

In allocating the purchase price for an acquisition, the Company determines whether the acquisition includes intangible assets or liabilities. The Company allocates a portion of the purchase price to an intangible asset attributed to the value of in-place leases. This intangible is generally amortized to expense over the expected remaining term of the respective leases. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts.

Repairs and maintenance costs are charged to expense as incurred. Major replacements and betterments that improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives. Depreciation is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between 5 and 39 years.

Derivative Financial Instruments

The Company carries all derivative financial instruments on the balance sheet at fair value. Fair value of derivatives is determined by reference to observable prices that are based on inputs not quoted on active markets, but corroborated by market data. The accounting for changes in the fair value of a derivative instrument depends on whether the derivative has been designated and qualifies as part of a hedging relationship. The Company's use of derivative instruments has been limited to an interest rate cap agreement. For derivative instruments not designated as cash flow hedges, the unrealized gains and losses are included in interest expense in the accompanying statements of operations. For derivatives designated as cash flow hedges, the effective portion of the changes in the fair value of the derivatives is initially reported in accumulated other comprehensive income (loss) in the Company's balance sheets and subsequently reclassified into earnings when the hedged transaction affects earnings. The valuation analysis of the interest rate cap reflects the contractual terms of derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses primarily consist of property tax accruals, unearned rental income, and trade payables.

Revenue and Expense Recognition

Revenues from stores, which are primarily composed of rental income earned pursuant to month-to-month leases for storage space, as well as associated late charges and administrative fees, are recognized as earned in accordance with ASC Topic 842, Leases. Promotional discounts reduce rental income over the promotional period. Ancillary revenues from sales of merchandise and tenant insurance and other income are recognized as earned in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606").

The Company's management fees are earned subject to the terms of the related property management services agreements ("PSAs"). These PSAs provide that the Company will perform management services, which include leasing and operating the property and providing accounting, marketing, banking, maintenance and other services. These services are provided in exchange for monthly management fees, which are based on a percentage of revenues collected from stores owned by third parties. PSAs generally have original terms of three years, after which management services are provided on a month-to-month basis unless terminated. Management fees are due on the last day of each calendar month that management services are provided.

The Company accounts for the management services provided to a customer as a single performance obligation which are rendered over time each month in accordance with ASC 606. The total amount of consideration from the contract is variable as it is based on monthly revenues, which are influenced by multiple factors, some of which are outside the Company's control. No disaggregated information relating to PSAs is presented as the Company currently has only one contract.

General and administrative expenses and property operations expenses, which may include among other expenses, property taxes, utilities, repairs and maintenance, and other expenses, are expensed as incurred. The Company accrues for property tax expense based upon actual amounts billed and, in some circumstances, estimates and historical trends when bills or assessments have not been received from the taxing authorities or such bills and assessments are in dispute.

Evaluation of Asset Impairment

The Company evaluates its real estate assets and intangible assets, if any, for indicators of impairment. If there are indicators of impairment and we determine that the asset is not recoverable from future undiscounted cash flows to be received through the asset's remaining life (or, if earlier, the expected disposal date), we record an impairment charge to the extent the carrying amount exceeds the asset's estimated fair value or net proceeds from expected disposal.

The Company evaluates goodwill for impairment annually and whenever relevant events, circumstances, and other related factors indicate that fair value may be less that carrying amounts. If it is determined that the carrying amount of goodwill exceeds the amount that would be allocated to goodwill if the reporting unit were acquired for estimated fair value, an impairment charge is recorded. There were no indicators of impairment to goodwill and real estate assets and no impairment charges were recorded during 2023 or 2022.

Stock-based Compensation

The measurement and recognition of compensation expense for all stock-based compensation awards to employees and independent directors are based on estimated fair values. Awards granted are measured at fair value and any compensation expense is recognized over the service periods of each award. For awards granted which contain a graded vesting schedule and the only condition for vesting is a service condition, compensation cost is recognized as an expense on a straight-line basis over the requisite service period as if the award was, in substance, a single award. For awards granted for which vesting is subject to a performance condition, compensation cost is recognized over the requisite service period if and when the Company concludes it is probable that the performance condition will be achieved. The estimated number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

Loan Procurement Costs

Loan procurement costs on the Company's note payable are presented as a direct deduction from the carrying amount of the related debt liability. The loan procurement costs related to the note payable are amortized using the effective interest method over the life of the loan. If there is not an associated debt liability recorded on the consolidated balance sheets, the costs are recorded as an asset net of accumulated amortization. Loan procurement costs associated with the Company's revolving credit facility remain in line of credit issuance costs, net of amortization on the Company's consolidated balance sheets. The costs related to the line of credit facility are amortized using the straight-line method, which approximates the effective interest method, over the estimated life of the related debt.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from management's estimates.

Recently Issued Accounting Standards

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848). ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. ASU 2020-04 is effective upon issuance, and the provisions generally can be applied prospectively as of January 1, 2020 through December 31, 2024. The adoption of the standard did not have an impact on the Company's consolidated financial position or results of operations.

3. REAL ESTATE ASSETS

The carrying value of the Company's real estate assets is summarized as follows:

	December 31, 2023	December 31, 2022
Land	$ 6,122,065	$ 6,122,065
Buildings, improvements, and equipment	60,915,497	60,684,393
Self storage properties	67,037,562	66,806,458
Less: accumulated depreciation and amortization	(11,556,342)	(9,922,298)
Real estate assets, net	$ 55,481,220	$ 56,884,160

4. MARKETABLE EQUITY SECURITIES

Investments in marketable equity securities consisted of the following:

December 31, 2023	Cost Basis	Gross Unrealized Gains	Losses	Value
Investment in marketable equity securities				
Common stocks	$ 755,487	$ 2,019,542	$ —	$ 2,775,029
Total investment in marketable equity securities	$ 755,487	$ 2,019,542	$ —	$ 2,775,029

December 31, 2022	Cost Basis	Gross Unrealized Gains	Losses	Value
Investment in marketable equity securities				
Common stocks	$ 755,487	$ 1,610,666	$ —	$ 2,366,153
Total investment in marketable equity securities	$ 755,487	$ 1,610,666	$ —	$ 2,366,153

5. FAIR VALUE MEASUREMENTS

The Company applies the methods of determining fair value to value its financial assets and liabilities. The application of fair value measurements may be on a recurring or nonrecurring basis depending on the accounting principles applicable to the specific asset or liability or whether management has elected to carry the item at its estimated fair value.

The hierarchy of valuation techniques is based on whether the inputs to those techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 — Quoted prices in active markets for identical instruments or liabilities.

Level 2 — Prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing an asset or liability and are developed based on market data obtained from sources independent of the Company. These may include quoted prices for similar assets and liabilities, interest rates, prepayment speeds, credit risk, and market-corroborated inputs.

Level 3 — Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Company's own assumptions about the factors that market participants use in pricing an asset or liability and are based on the best information available in the circumstances.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when estimating fair value. The valuation method used to estimate fair value may produce a fair value measurement that may not be indicative of ultimate realizable value. Furthermore, while management believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumptions to estimate the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such loans or investments existed, or had such loans or investments been liquidated, and those differences could be material to the financial statements.

Fair valued assets consist of shares of marketable equity securities and an interest rate cap. The value of the equity securities is based on a traded market price and is considered to be a level 1 measurement, and the value of the interest rate cap is based on its maturity, observable market-based inputs including interest rate curves and is considered to be a level 2 measurement.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2023 and December 31, 2022:

December 31, 2023	Level 1	Level 2	Level 3	Total
Assets				
Marketable equity securities	$ 2,775,029	$ —	$ —	$ 2,775,029
Interest rate cap	—	50,881	—	50,881
Total assets at fair value	$ 2,775,029	$ 50,881	$ —	$ 2,825,910

December 31, 2022	Level 1	Level 2	Level 3	Total
Assets				
Marketable equity securities	$ 2,366,153	$ —	$ —	$ 2,366,153
Interest rate cap	—	123,152	—	123,152
Total assets at fair value	$ 2,366,153	$ 123,152	$ —	$ 2,489,305

There were no assets transferred from level 1 to level 2 during the years ended December 31, 2023 or December 31, 2022. The Company did not have any level 3 assets or liabilities as of December 31, 2023 or December 31, 2022.

The fair values of financial instruments including cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximated their respective carrying values as of December 31, 2023 and 2022. The aggregate estimated fair value of the Company's debt was $14,956,981 and $15,645,769 as of December 31, 2023 and 2022, respectively. These estimates were based on market interest rates for comparable obligations, general market conditions and maturity.

6. DERIVATIVES

The Company's objective in using an interest rate derivative is to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company uses an interest rate cap to manage interest rate risk. The Company carries the premium paid for the interest rate cap as an asset on the balance sheet at fair value. The change in the unrealized gain or loss of the premium is recorded as an increase or decrease to interest expense.

The following table summarizes the terms of the Company's derivative financial instrument:

Product	Notional Amount December 31, 2023	Notional Amount December 31, 2022	Strike	Effective Date	Maturity Date
Cap Agreement	$ 7,500,000	$ 7,500,000	3.75%	12/20/2021	7/6/2024

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty. The Company does not anticipate the counterparty to fail to meet its obligations as they become due.

7. NOTE PAYABLE AND REVOLVING LINE OF CREDIT

Note Payable

On June 24, 2016, certain wholly owned subsidiaries (the "Secured Subsidiaries") of the Company entered into a loan agreement (the "Loan Agreement") borrowing the principal amount of $20 million pursuant to a promissory note (the "Promissory Note"). The Promissory Note bears an interest rate equal to 4.192% per annum and matures on July 1, 2036. Pursuant to a security agreement (the "Security Agreement"), the obligations under the Loan Agreement are secured by certain real estate assets owned by the Secured Subsidiaries.

The Company entered into a non-recourse guaranty on June 24, 2016 (the "Guaranty," and together with the Loan Agreement, the Promissory Note and the Security Agreement, the "Loan Documents") to guarantee the payment to the Lender of certain obligations of the Secured Subsidiaries under the Loan Agreement.

The Loan Documents require the Secured Subsidiaries and the Company to comply with certain covenants, including, among others, a minimum net worth test and other customary covenants. The Lender may accelerate amounts outstanding under the Loan Documents upon the occurrence of an Event of Default (as defined in the Loan Agreement) including, but not limited to, the failure to pay amounts due or commencement of bankruptcy proceedings. As of December 31, 2023 and 2022, the Company was in compliance with these covenants.

The Company incurred loan procurement costs of $646,246 and such costs have been recorded net of the note payable on the consolidated balance sheets. The costs are amortized over the term of the loan using the effective interest method and are recorded as an adjustment to interest expense. The Company recorded amortization expense of $37,134 and $38,293 for the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022 the carrying value of the Company's note payable is summarized as follows:

Note Payable	December 31, 2023	December 31, 2022
Principal balance outstanding	$ 17,244,687	$ 17,801,456
Less: Loan procurement costs, net	(343,468)	(380,602)
Total note payable, net	$ 16,901,219	$ 17,420,854

As of December 31, 2023, the note payable was secured by certain of its self storage properties with an aggregate net book value of approximately $23.9 million. The following table represents the future principal payment requirements on the note payable as of December 31, 2023:

2024	$ 582,591
2025	607,488
2026	633,449
2027	660,519
2028	688,746
2029 and thereafter	14,071,894
Total principal payments	$ 17,244,687

Revolving Line of Credit

On July 6, 2021, certain wholly owned subsidiaries ("Amended Credit Facility Secured Subsidiaries") of the Company entered into a first amendment to the Credit Facility Loan Agreement (collectively, the "Amended Credit Facility Loan Agreement") between the Amended Credit Facility Secured Subsidiaries and The Huntington National Bank, successor by merger to TCF National Bank ("Amended Credit Facility Lender"). Under the Amended Credit Facility Loan Agreement, the Amended Credit Facility Secured Subsidiaries may borrow from the Amended Credit Facility Lender in the principal amount of up to $15 million, reduced to $14.75 million and $14.5 million in years 2 and 3, respectively, pursuant to a promissory note (the "Amended Credit Facility Promissory Note"). The Amended Credit Facility Promissory Note bears an interest rate equal to 3% plus the greater of the One Month U.S. Dollar London Inter-Bank Offered Rate or one-quarter of one percent (0.25%) and is due to mature on July 6, 2024. The Company is considering, among other things, refinancing or finding a suitable replacement for the revolving line of credit in light of its upcoming maturity. The publication of LIBOR ceased immediately after June 30, 2023. The Amended Credit Facility Loan Agreement provides for a replacement index based on the Secured Overnight Financing Rate ("SOFR"). The interest rate on the Amended Credit Facility Promissory Note subsequent to June 30, 2023, is equal to 3% plus the greater of SOFR plus 0.11448% or 0.25%. As of December 31, 2023 , the effective interest rate under the replacement index was approximately 8.46%. The obligations under the Amended Credit Facility Loan Agreement are secured by certain real estate assets owned by the Amended Credit Facility Secured Subsidiaries. The Company entered into an amended and restated guaranty of payment on July 6, 2021 ("Amended Credit Facility Guaranty," and together with the Amended Credit Facility Loan Agreement, the Amended Credit Facility Promissory Note and related instruments, the "Amended Credit Facility Loan Documents" or the "Revolver") to guarantee the payment to the Amended Credit Facility Lender of certain obligations of the Amended Credit Facility Secured Subsidiaries under the Amended Credit Facility Loan Agreement. The Company and the Amended Credit Facility

Secured Subsidiaries paid customary fees and expenses in connection with their entry into the Amended Credit Facility Loan Documents.

The Revolver requires the Subsidiaries and the Company to comply with certain covenants, including, among others, customary financial covenants. The Lender may accelerate amounts outstanding under the Loan Documents upon the occurrence of an Event of Default (as defined in the Agreement) including, but not limited to, the failure to pay amounts due to the Lender or commencement of bankruptcy proceedings.

The Company incurred issuance costs of $231,926 and $477,981 for the July 6, 2021 Revolver extension and entry into the Revolver in December 18, 2018, respectively, and such costs are amortized as an adjustment to interest expense using the straight-line method, which approximates the effective interest method, over the term of the loan. The Company recorded amortization expense of $101,602 and $101,602 for the years ended December 31, 2023 and 2022, respectively. The was no outstanding loan balance under the Revolver as of December 31, 2023 and 2022, respectively.

8. LEASES

Global Self Storage as Lessor

The Company's property rental revenue is primarily related to rents received from tenants at its operating stores. The Company's leases with its self storage tenants are generally on month-to-month terms, include automatic monthly renewals, allow flexibility to increase rental rates over time as market conditions permit, and provide for the collection of contingent fees such as late fees. These leases do not include any terms or conditions that allow the tenants to purchase the leased space. All self-storage leases for which the Company acts as lessor have been classified as operating leases. The real estate assets related to the Company's stores are included in "Real estate assets, net" on the Company's consolidated balance sheets and are presented at historical cost less accumulated depreciation and impairment, if any. Rental income related to these operating leases is included in property rental revenue on the Company's consolidated statements of operations, and is recognized each month during the month-to-month terms at the rental rate in place during each month.

Global Self Storage as Lessee

The Company is a lessee in a lease agreement for an automobile entered into November 2022 with a lease term of 3 years. The lease agreement does not contain any material residual value guarantees or material restrictive covenants. As a result of the Company's election of the package of practical expedients permitted within ASC Topic 842, which among other things, allows for the carryforward of historical lease classification, all of the Company's lease agreements have been classified as operating leases. Lease expense for payments related to the Company's operating leases is recognized on a straight-line basis over the lease term.

Right-of-use assets represent the Company's right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make lease payments as specified in the lease. Right-of-use assets and lease liabilities related to the Company's operating leases are recognized at the lease commencement date based on the present value of the remaining lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available surrounding the Company's secured borrowing rates and implied secured spread at the lease commencement date in determining the present value of lease payments. The right-of-use asset also includes any lease payments made at or before lease commencement less any lease incentives. The Company had right-of-use assets and lease liabilities related to its operating leases of $35,726 and $35,726 as of December 31, 2023 and $54,199 and $54,199 as of December 31, 2022. Such amounts are amortized using a straight-line method over the term of the lease and are included in prepaid expenses and other assets and accounts payable and accrued expenses on the Company's consolidated balance sheets, respectively. Amortization expense for the years ended December 31, 2023 and 2022 was $18,473 and $14,814, respectively. As of December 31, 2023, the Company's weighted average remaining lease term and weighted average discount rate related to its operating leases were approximately 1.8 years and 3.77%, respectively.

The total lease payments under the automobile lease are $37,031 as of December 31, 2023 and the future minimum lease payments are $20,198, and $16,833 for the years ending December 31, 2024 and 2025, respectively.

9. EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to potentially diluted securities. The following table sets forth the computation of basic and diluted earnings per share:

| | For the Year Ended December 31, | |
	2023	2022
Net income	$ 2,938,769	$ 2,057,723
Earnings and dividends allocated to participating securities	(24,425)	(23,567)
Net income attributable to common stockholders	$ 2,914,344	$ 2,034,156
Weighted average common shares outstanding:		
Average number of common shares outstanding - basic	11,045,699	10,845,884
Net effect of dilutive unvested restricted stock awards included for treasury stock method	41,518	54,157
Average number of common shares outstanding - diluted	11,087,217	10,900,041
Earnings per common share		
Basic	$ 0.26	$ 0.19
Diluted	$ 0.26	$ 0.19

Common stock dividends totaled $3,231,608 ($0.29 per share) and $3,019,063 ($0.275 per share) for the years ended December 31, 2023 and 2022, respectively.

10. RELATED PARTY TRANSACTIONS

Certain officers and directors of the Company also serve as officers and directors of Winmill & Co. Incorporated ("Winco"), Bexil Corporation ("Bexil"), Tuxis Corporation ("Tuxis"), and their affiliates (collectively with the Company, the "Affiliates"). As of December 31, 2023, certain of the Affiliates and the Company's directors and employees may be deemed to own, in aggregate, approximately 8.1% of the Company's outstanding common stock.

Pursuant to an arrangement between a professional employer organization ("PEO") and the Affiliates, the PEO provides payroll, benefits, compliance, and related services for employees of the Affiliates in accordance with applicable rules and regulations under the Code and, in connection therewith, Midas Management Corporation ("MMC"), a subsidiary of Winco, acts as a conduit payer of compensation and benefits to the Affiliates' employees including those who are concurrently employed by the Company and its Affiliates. The aggregate compensation and benefits accrued and paid by the Company to MMC were $2,883,067 and $2,465,326 for the years ended December 31, 2023 and 2022, respectively. Expenses for various concurrently used administrative and support functions incurred by the Affiliates are allocated at cost among them. The aggregate administrative and support function expenses accrued and paid by the Company to Winco were $31,243 and $24,183 for the years ended December 31, 2023 and 2022, respectively. The Affiliates participate in a 401(k) retirement savings plan for substantially all qualified employees. A matching expense based upon a percentage of contributions to the plan by eligible employees is incurred and allocated among the Affiliates. The matching expense is accrued and funded on a current basis and may not exceed the amount permitted as a deductible expense under the Code. The Company's allocated matching expense was $102,219 and $87,238 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, the Company had reimbursements payable to MMC and Winco for compensation, benefits, and administrative and support function expenses of $23,523 and $16,835, respectively.

The Company currently reimburses monthly automobile expenses of $1,000 per month to its President, Mark C. Winmill. To the extent that the monthly payment under the Company's automobile lease exceeds the current monthly reimbursement amount, Mr. Winmill voluntarily reimburses the Company for the excess amount. In this regard, Mr. Winmill has reimbursed the Company $8,198 and $1,878 for the automobile payments paid and due in 2023 and 2022, respectively.

The Company leases office space and storage to certain Affiliates under rental agreements. The terms of occupancy are month to month and automatically renew unless terminated by either party on thirty days' written notice. The Company earned rental income of $4,800 and $18,000 for the years ended December 31, 2023 and December 31, 2022, respectively.

During 2020, MMC (the "Borrower") entered into a Paycheck Protection Program Term Note ("PPP Note") with Customers Bank on behalf of itself and the Affiliates under the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The Borrower received total proceeds of $486,602 from the PPP Note of which $307,210 was attributable to the Company under the SBA's loan determination formula. In accordance with the requirements of the CARES Act, the Affiliates used the proceeds from the PPP Note primarily for payroll and other eligible costs. On April 5, 2022, the Borrower was granted forgiveness of the entire PPP Note and any accrued interest. Upon forgiveness, the Company received $307,210 in cash from the borrower, which was the amount attributable to the Company under the SBA's loan determination formula, and recorded a gain for such amount, in its consolidated statements of operations and comprehensive income.

11. CAPITAL STOCK

As of December 31, 2023, the Company was authorized to issue 450,000,000 shares of $0.01 par value common stock of which 11,153,513 shares were issued and outstanding. The Company was also authorized to issue 50,000,000 shares of preferred stock, $0.01 par value, of which none has been issued.

On January 14, 2022, the Company entered into an At Market Offering Sales Agreement (the "Sales Agreement") with B. Riley Securities, Inc. (the "Agent") pursuant to which the Company may sell, from time to time, shares of common stock having an aggregate offering price of up to $15,000,000, through the Agent. There were no shares of common stock sold during the year ended December 31, 2023 under the sales agreement. For the year ended December 31, 2022, under the Sales Agreement, the Company sold and issued an aggregate of 373,833 shares of common stock and raised aggregate gross proceeds of approximately $2,272,628, less sales commissions of approximately $45,491 and other offering costs resulting in net proceeds of $2,008,436.

12. STOCK-BASED COMPENSATION

On October 16, 2017 ("Effective Date"), the Company's stockholders approved the Company's 2017 Equity Incentive Plan (the "Plan"). The Plan is designed to provide equity-based incentives to certain eligible persons, as defined in the Plan, in the form of options, share appreciation rights, restricted stock, restricted stock units, dividend equivalent rights or other forms of equity-based compensation as determined in the discretion of the Company's board of directors, the compensation committee of the Company's board of directors, or other designee thereof. The total number of shares of common stock reserved and available for issuance under the Plan on the Effective Date was 760,000.

The Company recorded $199,752 and $173,921 of expense in general and administrative expense in its consolidated statements of operations related to restricted stock awards for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, there was $157,097 and $204,806 of unrecognized compensation expense related to unvested time-based and performance-based restricted stock awards, respectively. That cost is expected to be recognized over a weighted—average period of 2.1 years and 2.7 years for time-based and performance-based awards, respectively. The fair value of common stock awards is determined based on the closing trading price of the Company's common stock on the grant date.

Time-Based Restricted Stock Grants

These time-based grants vest solely based on continued employment, with 6.25% of the shares eligible to vest on each three-month anniversary of the grant date during the four-year vesting period. Time-based restricted stock cannot be transferred during the vesting period. Grants of time-based restricted stock entitle the holder to dividends paid by the Company on shares of its common stock, including unvested shares.

A summary of the Company's time-based restricted stock grant activity is as follows:

Time-Based Restricted Stock Grants	Shares		Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2021	61,201	$	4.45
Granted	11,000	$	5.52
Vested	(23,645)	$	4.50
Forfeited	(3,313)	$	4.74
Unvested at December 31, 2022	45,243	$	4.66
Granted	19,238	$	5.01
Vested	(26,362)	$	4.62
Forfeited	(5,019)	$	5.02
Unvested at December 31, 2023	33,100	$	4.84

Performance-Based Restricted Stock Grants

Performance-based restricted stock grants vest based on continued employment and the achievement of certain Funds from Operations, as adjusted ("AFFO") and same store revenue growth ("SSRG") goals by the Company during 2023. Between 0% and 200% of these shares will be earned based on achievement of the AFFO and SSRG goals in 2023, and the shares which are earned will remain subject to quarterly vesting during the remaining four-year time vesting period. Dividends paid by the Company prior to the determination of how many shares are earned will be retained by the Company and released only with respect to earned shares. If a Change in Control (as defined in the Plan) occurs the number of shares earned will equal the greater of the number of shares granted and the number of shares which would have been earned based on the AFFO and SSRG through the date of the Change in Control. If following a Change in Control, a grantee is terminated by the Company without Cause or by the grantee with Good Reason (as each is defined in the Plan), all unvested restricted stock will fully vest. Performance-based restricted stock earned during 2023 and 2022 were 30,217 shares and 18,944 shares, respectively.

A summary of the Company's performance-based restricted stock grant activity is as follows:

Performance-based Stock Grants	Shares		Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2021	22,535	$	4.34
Granted	18,944	$	5.52
Vested	(15,588)	$	4.57
Unvested at December 31, 2022	25,891	$	5.07
Granted	30,217	$	5.11
Vested	(16,084)	$	4.96
Unvested at December 31, 2023	40,024	$	5.14

Forfeitures are accounted for as they occur, compensation cost previously recognized for an award that is forfeited because of a failure to satisfy a service or performance condition is reversed in the period of the forfeiture.

13. COMMITMENTS AND CONTINGENCIES

The Company enters into contracts that contain a variety of representations and warranties and which may provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as it involves future claims that may be made against the Company under circumstances that have not occurred.

14. RISKS AND UNCERTANTIES

General Market Risks

The Company's portfolio and the success of its investment activities are affected by global and national economic, political and market conditions generally and also by the local economic conditions where its assets are located. Certain external events such as public health crises, including the novel coronavirus ("COVID-19") and its variants, natural disasters and geopolitical events, including the ongoing conflict between Russia, Belarus and Ukraine and the ongoing conflict between Israel and Hamas, have recently led to increased financial and credit market volatility and disruptions, leading to record inflationary pressure, rising interest rates, supply chain issues, labor shortages and recessionary concerns. The full impact of such external events on the financial and credit markets and consequently on the Company's financial conditions and results of operations is uncertain and cannot be fully predicted. The Company will continue to monitor these events and will adjust its operations as necessary.

Credit Risk

Credit risk - Financial assets that are exposed to credit risk consist primarily of cash, cash equivalents, and restricted cash and certain portions of accounts receivable including rents receivable from our tenants. Risk to collection of rents receivable is mitigated by: (i) dispersion of rents receivable across many tenants, (ii) marketing targeted to tenants that have established credit, (iii) use of autopay, and (iv) use of collection procedures. Cash, cash equivalents and restricted cash are on deposit with highly rated commercial banks and financial institutions.

Market Risk

Investments in securities subject the Company to market risk. Investments in securities may decline in value. The Company monitors the stock prices of the investments and the financial performance of the related companies.

15. SUBSEQUENT EVENTS

On March 1, 2024, the Company declared a cash dividend of $0.0725 per common share payable on March 28, 2024 to stockholders of record as of March 15, 2024.

On March 25, 2024, the Company entered into a second amended and restated employment agreement with its Chief Executive Officer and President, Mark C. Winmill.

On March 25, 2024, the Company approved restricted share awards under the Plan to certain of its officers and employees in the aggregate amount of 108,374 shares, of which 23,726 shares are performance-based grants and the remainder of the shares are time-based grants. Between 0% and 200% of these shares will be earned based on achievement of the AFFO and SSRG goals in 2024, and the shares which are earned will remain subject to quarterly vesting during the remaining four-year time vesting period. Dividends paid by the Company prior to the determination of how many shares are earned will be retained by the Company and released only with respect to earned shares. If a Change in Control (as defined in the Plan) occurs during 2024, the number of shares earned will equal the greater of the number of shares granted and the number of shares which would have been earned based on the AFFO and SSRG through the date of the Change in Control. If following a Change in Control, a grantee is terminated by the Company without Cause or by the grantee with Good Reason (as each is defined in the Plan), all unvested restricted shares will fully vest.

GLOBAL SELF STORAGE, INC.
SCHEDULE III
REAL ESTATE AND RELATED DEPRECIATION
December 31, 2023

Description	Square Footage	Initial cost Land	Initial cost Buildings & Improvements	Costs Subsequent to Acquisition	Gross Carrying Amount at December 31, 2023 Land	Gross Carrying Amount at December 31, 2023 Buildings & Improvements	Total	Accumulated Depreciation
Clinton, CT (A)	30,408	356,040	3,108,285	43,528	356,040	$ 3,151,813	$ 3,507,853	$ 545,116
Bolingbrook, IL (B)	113,700	633,914	5,491,409	2,488,142	633,914	7,979,551	8,613,465	1,631,687
Dolton, IL (B)	86,590	614,413	5,227,313	52,466	614,413	5,279,779	5,894,192	1,113,932
McCordsville, IN (A)	76,335	770,000	6,776,000	497,478	770,000	7,273,478	8,043,478	1,276,122
Merrillville, IN (B)	81,270	597,229	5,104,011	477,001	597,229	5,581,012	6,178,241	1,153,502
Millbrook, NY (A)	24,482	423,960	2,900,895	2,366,532	423,960	5,267,427	5,691,387	736,409
Rochester, NY (B)	68,311	571,583	5,227,630	34,843	571,583	5,262,473	5,834,056	1,074,892
Lima, OH (A)	94,928	530,000	4,664,000	389,070	530,000	5,053,070	5,583,070	881,873
Sadsburyville, PA (B)	78,875	462,749	5,146,579	41,067	462,749	5,187,646	5,650,395	1,101,215
Summerville, SC (B) (1)	76,460	345,160	2,989,159	103,589	345,160	3,092,748	3,437,908	626,833
Summerville, SC (B) (2)	43,110	188,766	1,605,405	32,614	188,766	1,638,019	1,826,785	333,809
West Henrietta, NY (A)	55,550	628,251	5,229,481	278,128	628,251	5,507,609	6,135,860	447,705
	830,019	$ 6,122,065	$ 53,470,167	$ 6,804,458	$ 6,122,065	$ 60,274,625	$ 66,396,690	$ 10,923,095

(A) This property is held as collateral under the Revolver. There was no outstanding balance under the Revolver as of December 31, 2023.

(B) This property is held as collateral under the Loan Agreement with an outstanding balance of $17,244,687 as of December 31, 2023.

(1) SSG Summerville I LLC.

(2) SSG Summerville II LLC.

Activity in storage properties during the years ended December 31, 2023 and 2022 is as follows:

	2023	2022
Storage properties *		
Balance at beginning of period	$ 66,806,458	$ 66,693,125
Improvements	231,104	113,333
Balance at end of period	67,037,562	66,806,458
Accumulated depreciation		
Balance at beginning of period	(9,922,298)	(8,303,059)
Depreciation expense	(1,634,044)	(1,619,239)
Balance at end of period	(11,556,342)	(9,922,298)
Storage properties, net	$ 55,481,220	$ 56,884,160

* These amounts include equipment that is housed at the Company's properties which is excluded from Schedule III above.

As of December 31, 2023, the aggregate cost of real estate for U.S. federal income tax purposes was $62,766,523.

BOARD OF DIRECTORS

Mark C. Winmill
President, Chief Executive Officer, Chairman of the Board, Director

Russell E. Burke III
Director

Sally C. Carroll
Director

George B. Langa
Director

Thomas B. Winmill
Director

William C. Zachary
Director

EXECUTIVE TEAM

Mark C. Winmill

President, Chief Executive Officer, Chairman of the Board, Director

Thomas O'Malley
Senior Vice President, Chief Financial Officer, Treasurer

Donald Klimoski II
Senior Vice President - Operations, General Counsel, Secretary, Chief Compliance Officer

CORPORATE COUNSEL

Clifford Chance US LLP

INDEPENDENT AUDITOR

RSM US LLP

INVESTOR INFORMATION

Investor Relations Contact
Ronald Both & Grant Stude
CMA Investor Relations
T 949.432.7566
SELF@cma.team

Investor Relations Website
ir.globalselfstorage.us

Stock Exchange Listing
Nasdaq Capital Market
Stock symbol: SELF

Transfer Agent
Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005





3814 Route 44
Millbrook, NY 12545
www.GlobalSelfStorage.us